Grant Hartford Corporation

Garnet Gold Project
Garnet, Montana

Technical Report (Form 43-101)

January 25, 2011

Contents
Section 1 Summary
1.1	General..........................................................................................................	1-1
1.2	Geology and Mineralization......................................................................	1-1
1.3	Exploration...................................................................................................	1-1
1.4	Mineral Resources and Reserves...............................................................	1-2
Section 2 Introduction and Terms of Reference
2.1	Introduction .................................................................................................	2-1
2.2	Terms of Reference......................................................................................	2-2
2.3	Sources of Information ...............................................................................	2-2
2.4	Qualifications...............................................................................................	2-2
2.5	Site Visit........................................................................................................	2-3
2.6	Units of Measure .........................................................................................	2-3
2.7	Effective Date...............................................................................................	2-3
Section 3 Reliance on Other Experts
Section 4 Property Description and Location
4.1	Location ........................................................................................................	4-1
4.2	Location of Mineralization on Claims......................................................	4-7
4.3	Royalties, Agreements, and Encumbrances..........................................	4-10
4.4	Environmental Liabilities, Permitting, & Bonds...................................	4-10
4.5	Required Permits and Status...................................................................	4-11
4.6	Compliance Evaluation............................................................................	4-12
Section 5 Accessibility, Climate, Local Resources, Infrastructure, and Phisography

5. 1	Topography, Elevation, Vegetation..........................................................	5-1
5.2	Climate, Length of Operating Season ......................................................	5-1
5.3	Physiography...............................................................................................	5-1
5.4	Access to Property.......................................................................................	5-1
5.5	Surface Rights..............................................................................................	5-1
5.6	Local Resources and Infrastructure..........................................................	5-2
	5.6.1 Power Supply......................................................................................	5-2
	5.6.2Water Supply.......................................................................................	5-2
	5.6.3 Natural Gas.........................................................................................	5-2
	5.6.4 Building and Ancillary Facilities......................................................	5-2
	5.6.5 Railroads..............................................................................................	5-2
	5.6.6 Tailings Area.......................................................................................	5-2
	5.6.7 Waste Rock Disposal Area................................................................	5-2
	5.6.8 Availability of Manpower.................................................................	5-3

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Section 6 History
Section 7 Geological Setting
Section 8 Deposit Types
Section 9 Mineralization
Section 10 Exploration
10.1	Historic Exploration..................................................................................	10-1
10.2	Pegasus Exploration .................................................................................	10-1
10.3	Grant Hartford Corporation....................................................................	10-1
Section 11 Drilling
11.1	Type and Extent of Drilling.....................................................................	11-1
11.2	Drilling Procedures...................................................................................	11-2
Section 12 Sampling Method and Approach
12.1	Sample Methods........................................................................................	12-1
12.2	Distribution of Samples............................................................................	12-2
12.3	Sample Quality..........................................................................................	12-2
12.4	Factors Impacting Accuracy of Results..................................................	12-2
Section 13 Sample Preparation, Analyses and Security
13.1	Sample Preparation and Assaying Methods.........................................	13-1
13.2	Quality Controls and Quality Assurance ..............................................	13-1
Section 14 Data Verification
14.1	Quality Control Measures and Procedures...........................................	14-1
14.2	Basis Statistics of Twin Boreholes...........................................................	14-1
14.3	Limitations .................................................................................................	14-2
Section 15 Adjacent Properties
Section 16 Mineral Processing and Metallurgical Testing
16.1	Metal Testing Analysis.............................................................................	16-1
16.2	Mineral Processing....................................................................................	16-6
16.3	Concentrate Treatment.............................................................................	16-9
16.4	Tailings Handling .....................................................................................	16-9
Section 17 Mineral Resource and Mineral Reserve Estimates
17.1	Mineral Resources.....................................................................................	17-1
17.2	Drill Hole Database...................................................................................	17-6
17.3	Specific Gravity .........................................................................................	17-6
17.4	Compositing...............................................................................................	17-6
17.5	Capping High Assays...............................................................................	17-6

17.6	Varigraphy .................................................................................................	17-7
17.7	Grade Estimation.......................................................................................	17-7
17.8	Model Variation.........................................................................................	17-7
17.9	Mineral Resource Sensitivity...................................................................	17-7

Section 18 Other Relevant Data and Information

Section 19 Additional Requirements for Technical Reports on Development Properties and Production Properties

Section 20 Interpretations and Conclusion

Section 21 Recommendations

Section 22 References

Section 23 Certificates of Author

Figures

Figure 1. Patented Claims

Figure 2. Sears Geological Map of Area with Claims Overlay

Figure 3. Check Assays MT Powell

Figure 4. Check Assays OPT

Tables

Table 1. Nancy Hanks Area Surface Accessible Category 1 (Measured) and Category 2 (Indicated) Resource Calculations

Table 2.The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT Patented Mining Claims

Table 3. Prospecting Leases on BLM-Owned Patented Mining Claims

Table 4.The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT Unpatented Mining Claims

Table 5. Mining Regulation Summary

Table 6. Summary of Drilling Database

Table 7. Summary of Check Assay Results

Table 8. Duplicate Assay Result Comparison

Table 9. Nancy Hanks Surface Accessible Measured and Indicated Resource

Table 10. Tostman Area Resources

Table 11. Mineral Resources/Reserves – All Categories

Table 12. Contained Ounces

Table 13. Mineral Resource Sensitivity (Gold Price)

Table 14. Mineral Resource Sensitivity ( Tonnage)

Table 15. Mineral Resource Sensitivity (Grade Variation)

Table 16. Mineral Resource Sensitivity (On-site milling & Grade Variation)

Table 17. Mineral Resource Sensitivity (On-site Milling versus Toll Milling)

Table 18. Mining Regulation Summary

Table 19. Mill Capital Cost Estimate

Table 20. Mill Annual O&M Cost Estimate

Table 21. Mineral Resources/Reserves – All Categories

Table 22. Contained Ounces

Appendices

Appendix A	Material Terms of Related Party Agreements
Appendix B	August 2009 Metallurgical Test Work
Appendix C	November 2009 Metallurgical Test Work
Appendix D	May 2010 Metallurgical Test Work
Appendix E	Mill and Refinery Design Sheets
Appendix F	3-Year Gold Price
Appendix G	SMD Willie Vein Cost Proposal

ACRONYMNS

Ag	silver
AQA	Air Quality Act
ARMB	Air Resources Management Bureau
Au	gold
BLM	Bureau of Land Management
BWI	Bond Work Index
CDM	Camp, Dresser, and McKee, Inc.
DEQ	Department of Environmental Quality
DML	Dawson Metallurgical Labs
DOE	Dorr Oliver EIMCO
EL	Exploration License
EMB	Environmental Management Bureau
GHC	Grant Hartford Corporation
GRG	gravity recoverable gold
GSM	Golden Sunlight Mines
IP	Induced Polarization
km	kilometer
LHD	Load-Haul-Dump Loader
MC	Master Composite
MDEQ	Montana Department of Environmental Quality
MGWPCS	Montana Groundwater Pollution Control System
MMRA	Metal Mine Reclamation Act
MPDES	Montana Pollutant discharge elimination System
OP	Operating Permit
opt	ounce per ton
PEA	Preliminary Economic Assessment
QA/QC	Quality Assurance, Quality Controls
RC	Reverse Circulation
RIGWAT	Resource Indemnity and Ground Water Assessment Tax
ROM	Run of Mine
SMD	Small Mine Development
SMES	Small Miner’s Exclusion Statement
TPD	Tons Per Day
U.S.	United States
WPB	Water Protection Bureau
WQA	Water Quality Act

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Section 1 Summary

1.1 General

Eric Sauve, President of Grant Hartford Corporation (GHC), commissioned CDM to prepare a current mineral resource estimate, preliminary economic assessment, and an independent technical report on the Garnet Gold Project properties optioned by Grant Hartford Corporation. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. The authors of this report have visited the property on numerous occasions in 2008, 2009, and 2010.

The Garnet Gold Project of the Grant Hartford Corporation is focused on the exploration and development of the vein-hosted gold deposits in the historic Garnet Mining District of southwestern Montana. The Garnet District is accessible via two routes, including the 10 mile gravel Bearmouth (County) Road from the frontage road starting at either the Bearmouth (exit 138) or Drummond (exit 153) exits off I-90 between Missoula and Butte. The second access is the Garnet Range Road accessed from the north off of Highway 200.

GHC optioned the Garnet properties from Commonwealth Resources, L.L.C. The properties consist of 32 patented and 211 unpatented mining claims covering an area of about 2000 acres, or about 3.1 square miles.

1.2 Geology and Mineralization

The Garnet District is one of the four most productive gold producing areas that occur along a 220 mile portion of the mineral rich Lewis and Clark Line in Montana. The Lewis and Clark Line is a major shear zone which crosses the Mesoproterozoic basin from central Montana to northeastern Washington and includes numerous epithermal gold vein deposits in Montana and major mesothermal silver vein deposits in Idaho. Historic production from the Garnet District between 1865 and 1941 is estimated at 500,000 gold ounces from placer deposits and 150,000 gold ounces from lode deposits.

The Late Cretaceous Garnet Stock, a satellite pluton of the Boulder batholith, intruded syn-tectonically along the Lewis and Clark line shear zone, provided the gold-bearing hydrothermal fluids, spiked the temperature gradient, and modified the structures into which the veins of the Garnet Deposit were deposited. (Sears, 2010)

1.3 Exploration

Garnet District properties were optioned by Pegasus Gold Corporation in the period 1989 through 1992. The Pegasus exploration program identified 14 drill targets which were tested with 147 reverse circulation (47, 601 feet) and 6 core holes (1,710 feet). Pegasus calculated a resource of 3.2 million tons grading 0.040 opt gold (Au) at the Nancy Hanks deposit with a waste to ore ratio of 2.2:1 and a resource of 1.4 million tons grading 0.037 opt Au at the Cascade deposit with a waste to ore ratio of 2:1. These resource calculations pre-date the implementation of the 43-101 Standards of

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Disclosure for Mineral Projects and do not constitute a reserve as defined in NI 43- 101.

Exploration to date by Grant Hartford Corporation has been concentrated on reverse circulation air-rotary percussion drilling to confirm the Pegasus drill data, expand on this previous work by Pegasus, and test other areas of gold mineralization on the property. A geological study (including a program of detailed geological mapping and modeling) of the Garnet District has been conducted over the past 20+ years by Dr. James W. Sears of the University of Montana. Dr. Sears’ model of the Garnet area geology is being used as a basis for GHC’s exploration strategy. In the Sears model, gold bearing vein systems are predominantly parallel to the contact of the Garnet stock (along the margin of the stock) or are parallel to the strike of the host strata when they occur in the contact aureole. The gold bearing vein systems extend across a 2kilometer (km) wide belt along the margin of the stock and are known to occur at intervals of 300 to 1,300 feet. Two of the known vein systems (Nancy Hanks and Coloma) occur within the granodiorite near the rim of the stock and five others (Tiger, Mountain View, Grant Hartford, Lead King, and Willie) occupy the nearby contact aureole. A program of prospecting is on-going to identify new drill targets in overburden covered areas along the contact or within the contact aureole .

The reverse circulation drilling programs by Grant Hartford totaled 85,109 feet in 232 holes. Annual drilling was 12,498 feet in 54 holes (2008), 37,763 feet in 111 holes (2009), and 34,848 in 67 holes (2010).

In 2010 a small core drilling program of 4 holes totaling 1699 feet ( NC (2.21” dia.) sized core ) was completed.

Grant Hartford Corporation maintains a Small Miner’s Exclusion Statement (SMES) with the State of Montana, Department of Environmental Quality (DEQ), has obtained an Exploration License from the DEQ and has commenced the collection of data for the filing of a full Operating Permit from the DEQ (but has not filed as of the date of this report). Development and mining on patented properties under the control of GHC is permitted under the SMES provided that surface disturbance is limited to 5 acres. No mining or underground development on the Garnet Gold Project has commenced as of the date of this report. The construction of drill roads, drill pads, upgrading of access roads, and exploration reclamation are on-going.

1.4 Mineral Resources and Reserves

Mineral resources that are not mineral reserves do not have demonstrated economic viability. A mineral resource (Measured and Indicated Categories) for the Nancy Hanks area and Willie area of the Garnet Project was calculated by J. Robert Flesher, GHC Vice President- Geology, using proprietary Maptek-Vulcan software and a database which included all known drilling to date. An inferred resource of the underground portions of each of the Nancy Hanks, Willie and Tostman areas was calculated. A longitudinal section of each area, co-incident with the azimuth and the dip of each vein was constructed. Pierce points of drill holes were plotted on the section. Values calculated by multiplying the true thickness times the weighted

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average grades of the thickness were assigned to the mid-point of the appropriate drill-hole intervals. Plotted values were then contoured, resulting in irregular ellipses of alternating high and low values. The outcrops of the higher value ellipses coincide with the outcrop of each of the Nancy Hanks, Shamrock, Dewey, and International veins. This pattern of alternating higher and lower value ellipses is believed to correspond to the pinches and swells described by Pardee, who mapped the underground workings in 1918.

The area, the average true thickness, and the weighted average grade of each of the higher valued ellipses were calculated. Multiplication of the areas times each of their average true thicknesses resulted in volumes for each ellipse which were converted to tonnages using the specific gravity of the ore. These values are listed in Table 1. The ellipses were extended to include the area 150 feet westerly of the Nancy Hanks drilling. Additional ellipses of higher values are expected above and to the west of the Nancy Hanks ellipse but are not accounted for in these calculations as there are, as yet, no drill holes in this area.

Resources calculated are summarized below.

Table 1 Nancy Hanks Area Surface Accessible Category 1 (Measured) and Category 2 (Indicated) Resource Calculations

Sub-Area	Estimate	Category	Tons	Troy Ounces	Oz/ton
Nancy Hanks	2010	1	4,229,104	127,589.026
		2	8,390,336	162,116	023
Dewey	2010	1	739,255	17,626.051
		2	1,257,351	30,133.039
Shamrock	2009	1	1,620,622	60,278.037
		2	2,046,041	73,358.036
International	2009	1	91,645	2,436.027
		2	5,353,578	208,211.039

Totals		1&2	23,727,932	681,747.029

Inferred Resources - Underground Mining
Area	Tons	Grade	Troy Ounces
Nancy Hanks	727,495	0.223 oz. Au/ton	162,257
Willie	69,258	0.304 oz. Au/ton	21,089
Tostman	143,545	0.177 oz Au/ton	25,407
Total	940,298	0.222 oz Au/ton	208,753

Inferred Resources - Underground Mining
(Maximizing Grade)
Area	Tons	Grade	Troy Ounces
Nancy Hanks	416,368	0.350 oz. Au/ton	145,620
Willie	44,563	0.413 oz. Au/ton	18,406
Tostman	91,496	0.219 oz. Au/ton	20,037
Total	552,427	0.333 oz. au/ton	184,063

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A Measured and Indicated Resource was calculated for the underground portion of the Nancy Hanks area and the Willie area utilizing the Maptek-Vulcan software. CDM demonstrated economic viability for these Measured and Indicated Resources and therefore up-graded these resources to Proven and Probable Reserves, respectively. A proven reserve of 74,500 tons grading 0.22 oz. Au/ton was outlined in the Willie underground. A proven reserve of 47,300 tons grading 0.182 oz. Au/ton plus a probable reserve of 12,700 tons grading 0.200 oz. Au/ton was outlined in the Nancy Hanks underground deposit. The Nancy Hanks underground reserves are included in the overall Nancy Hanks resource listed above. The Willie underground reserves are in addition to the overall Nancy Hanks resource listed above.

GHC is continuing the exploration drill program to upgrade the inferred resources to the Measured and Indicated categories. Core-drilling into the deposits in each area with defined resources is recommended such that rock quality information for mine design is obtained. The core drilling will also provide information as to the limits of the gold bearing portions of the veins within the sample intervals of the RC drill holes. Drilling along strike and down-dip of known resources and reserves should be conducted to possibly enlarge the ore quantities that can be accessed by proposed underground ramp and development excavations such that development costs can be written off over larger ore quantities, thus lowering projected development costs per ton.

Areas immediately adjacent to areas containing underground resources and reserves should be drilled to determine the feasibility of mining more than one deposit from ramps already proposed for adjacent deposits to again enable development costs to be written off over larger ore quantities, thus lowering projected development costs per ton.

Drilling should be conducted in other areas of known mineralization or in areas where mineralization is discovered to maximize mineral resources and reserves quantities.

Economic viability of the known portions of the Nancy Hanks and Willie underground deposits was proven, based on contract mining and trucking of ore for toll milling at one of two mills in Montana. An increase in the resource/reserve quantities of sufficient size to justify the capital expense of construction of an on-site mill will lower per ton milling and trucking costs. It is recommended that the continued exploration and development of the Garnet Gold Project should be focused on this objective in order to maximize the profitability of the project.

GHC intends to develop and file an operating plan with DEQ as soon as practical such that the 5 acre limitation on surface disturbance under the SMES can be eliminated.

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Section 2 Introduction and Terms of Reference

2.1 Introduction

In 2007, Grant Hartford Corporation negotiated an option to explore and lease several contiguous properties in the historic Garnet mining district in western Montana, about 40 miles east of Missoula, Montana. The historic mines within the current GHC properties yielded approximately 150,000 ounces of lode gold from narrow quartz veins in the late 1800’s and early 1900’s up until the beginning of World War II. Placer mining from the Garnet drainages produced an additional 500,000 gold ounces.

In the 1989-1992 period, Pegasus Gold Corporation leased the property and conducted a detailed exploration program which included airborne and ground geophysical surveys, geological mapping and rock, soil, and trench geochemistry. Pegasus was exploring the potential for an open pit, heap leach type deposit. The program identified 14 drill targets which were tested with 147 reverse circulation (47, 601 feet) and 6 core holes (1710 feet). Pegasus calculated a resource of 3.2 million tons grading 0.040 opt Au at the Nancy Hanks deposit with a waste to ore ratio of 2.2:1 and a resource of 1.4 million tons grading 0.037 opt Au at the Cascade deposit with a waste to ore ratio of 2:1. Work by Pegasus pre-dates the implementation of the 43-101 Standards of Disclosure for Mineral Projects and do not constitute a reserve as defined in NI 43-101.

Historic mining concentrated on extraction of high grade gold ore from the quartz veins. The Pegasus work considered the potential for high tonnage, low grade deposit amenable to open pit mining and heap leach gold recovery.

The purpose of this report is to support first time disclosure by GHC of mineral resource/reserve for the Garnet properties, to provide a Preliminary Economic Assessment (PEA) for the potential mining and milling of the Garnet Gold Project and to provide recommendations for future work.

The Garnet property is accessible from the Bearmouth or Drummond exits on Interstate 90, via the paved frontage road, thence northwest for 10 miles on the narrow county road to the Garnet District.

The Late Cretaceous Garnet stock sourced the Garnet-Coloma gold-quartz veins. The Garnet stock is one of a family of gold-bearing satellite plutons of the Boulder batholith that lies within the Lewis and Clark line, a major shear zone that crosses the western Montana Rocky Mountains. The Garnet-Coloma gold-bearing veins occur both within the border-zone of the stock and within the contact metamorphic aureole of the hosting sedimentary strata. Gold ore shoots along the veins fill dilational steps on faults that branched outward from the margin of the stock.

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2.2 Terms of Reference

Grant Hartford Corporation has requested an update of the current 43-101 compliant technical report for the Garnet properties that includes a resource/reserve estimate and Preliminary Economic Assessment originally based on the 2008 and 2009 reverse circulation (RC) drill programs of Grant Hartford, reliable historic data, and economic analysis of mining and milling options for ore bodies on the Garnet property. This update includes the addition of 2010 drill data.

2.3 Sources of Information

Grant Hartford Corporation has made available Pegasus Gold Corporation’s “Garnet Gold Summary Report” dated December, 1992, authored by Eric Stimson, together with drill logs, sample descriptions, assay certificates, and other data. Grant Hartford has also made available copies of drill logs, sample descriptions, and assay certificates for the 2008, 2009 and 2010 RC and the 2010 core drill programs. CDM has obtained quotations and cost estimates from potential contractors, sub-contractors, and suppliers of equipment required for potential mining and milling of deposits on the Garnet properties. CDM has consulted with the Federal Department of the Interior, Bureau of Land Management, the State of Montana Department of Environmental Quality and the County of Granite, Montana regarding rules and regulations affecting Grant Hartford operations.

2.4 Qualifications

This report has been written in compliance with Canadian Securities Administrators NI 43-101 under the direct supervision of CDM. CDM is a consulting, engineering, construction, and operations firm delivering services to public and private clients worldwide. CDM is comprised of over 4,500 employees in 100+ offices worldwide. CDM’s independence is maintained by the fact that it holds no equity in any project which is the subject of this report and that its ownership rests solely with its staff. CDM has worked on a large number of projects for a number of international mining companies providing mining industry consulting services.

This report has been prepared based on a technical and economic review by a team of consultants sourced principally from the CDM offices in Helena, Montana and Salt Lake City, Utah comprised of specialists in the fields of geology, exploration, mineral resource and mineral reserve estimation and classification, open pit and underground mining, mineral processing, mineral economics, mine and mill design and construction, mine reclamation and permitting, water treatment, and mine closure.

Neither CDM nor any of its employees and associates involved in the preparation of this report has any beneficial interest in GHC or the Garnet District properties. CDM will be compensated a fee for this work in accordance with normal professional consulting practice.

The individuals who have provided input to this technical report and who are listed below have extensive experience in the mining industry and are members in good

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standing of appropriate professional institutions. Mr. Antonioli, Mr. Bardswich, Huffsmith, and Mr. Vince are Qualified Persons for this report. Mr. Bardswich is responsible for sections 1 -5, 8-17, 19-23, and 25(a). Mr. Antonioli is responsible for sections 18, 25 (b), (c), and (d), Mr. Huffsmith is responsible for sections 25 (f), (g), (h), (i), (j), and (k), Mr. Vince is responsible for sections 6, 7, and 25(e). The Certificates of Author for Brian Antonioli, Joe Bardswich, Randall Huffsmith, John Kotson, and Robert Vince are provided in the original document at the conclusion of the report section.

2.5 Site Visit

Report contributors visited the site on numerous occasions including:

Joe Bardswich: August 25, 2009- inspection of old workings and active drill sites with Robert Flesher, VP Exploration, Grant Hartford Corporation. September 28, 2009 inspection of active drill sites and proposed Willie adit area with Flesher and Ron Guill, Principal, Small Mine Development, Inc. October 18, 2009 site meeting with Montana DEQ and inspection of proposed portal, mill and tailings disposal sites, May 20, 2010 and June 3, 2010 inspection of on-going operations.

Brian Antonioli: March 24, 2010 inspection of proposed mill facility, tailings impoundment facility, and mining areas.

Randy Huffsmith: Approximately ten site visits during 2009 and 2010 to inspect mining, milling, and related mining facilities.

Bob Vince: Approximately ten site visits during 2009 and 2010 to inspect mining, milling, and related mining facilities.

2.6 Units of Measure

United States (U.S.) units are used throughout this report, except where otherwise stated.

2.7 Effective Date

The effective date of this technical Report and PEA is January 21, 2011. The effective date of the resource/reserve estimate is January 15, 2011. The data used in the resource/reserve estimation was produced between 1989-1992 and 2008-2010.

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Section 3 Reliance on Other Experts

CDM has not verified the legal status or legal title of any of the patented or non- patented claims and has not verified the legality of any underlying agreements for the subject properties. CDM has relied on the information available to the public in the prospectus filings of Grant Hartford Corporation under rule 42B3. The prospectus was filed with the Securities and Exchange Commission, filing date January 11, 2010, file # 333-155507, document #ghc42b3.htm.

CDM has verified, as of January 25, 2011 that the unpatented claims listed in the prospectus are listed on the U.S. Department of the Interior, Bureau of Land Management (BLM) website showing 100% ownership to Commonwealth Res, LLC, 619 SW Higgins, Suite 0, Missoula, Montana. To keep these claims in good standing, GHC must pay maintenance fees of $140 per claim to the BLM, on or before August 31 of each year.

Pete Strazdas, Permitting and Environmental Compliance Consultant and former supervisor with the Montana DEQ, has prepared a letter addressing the environmental and permitting aspects of the Garnet Gold Project of the GHC. CDM relies on Mr. Strazdas’ expertise in this area.

CDM has not engaged legal counsel to review all legal aspects of import to the Garnet Gold Project including land and mineral titles acquired by GHC, underlying royalties, and any underlying agreements or encumbrances concerning the properties. Mr.

David Rodli, General Counsel Grant Hartford Corporation provided details of related party transactions, option agreements, and royalties. These details are included as Appendix A.

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Section 4 Property Description and Location

4.1 Location

The Garnet, Montana mining district is located in the Garnet mountain range of western Montana approximately 40 miles east of the city of Missoula and 15 miles northwest of the town of Drummond. The property lies in northern Granite County in sections 2,3,10, and 11, T12N R14W. The property coordinates are Longitude 113020’17”W, Latitude 46049’29” N.

The property consists of 23 patented and 211 unpatented mining claims covering an area of about 2,000 acres, or about 3.1 square miles. This area excludes all patented claims owned by third parties and any Bureau of Land Management areas that are not encompassed by Commonwealth Resources, L.L.C.'s active mining claims.

The patented mining claims are private deeded properties whose mineral rights are under an option to purchase by GHC.

CDM has verified that the unpatented claims are listed on the Bureau of Land Management website. The expiration date for all the unpatented mining claims listed below is August 31, 2011, unless the annual maintenance fee of $140 per claim is paid to the Bureau of Land Management by that date. Table 2 and Table 3 list the patented and unpatented mining claims in the Garnet District under the control of GHC.

Table 2		
The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT		
Patented Mining Claims		
Legal Claim Name	**Mineral Survey Number**	**Owner of Record**
Nancy Hanks Lode Mining Claim	ms#5365	Commonwealth Resources, L.L.C.
Dewey And Midnight Lode mining Claims	ms#9833	Commonwealth Resources, L.L.C.
International Lode Mining Claim	ms#3612	Commonwealth Resources, L.L.C.
Tiger Lode Mining Claim	ms#5361	Commonwealth Resources, L.L.C.
Placer Lode Mining Claim	ms#751	Commonwealth Resources, L.L.C.
Lead King Quartz Lode Mining Claim	ms#4511	Commonwealth Resources, L.L.C.
Bulls Eye Lode Mining Claim	ms#4651	Commonwealth Resources, L.L.C.
Bulls Eye Fraction	ms#9405	Commonwealth Resources, L.L.C.
Gold Bug Lode Mining Claim	ms#9407	Commonwealth Resources, L.L.C.
Free Coinage Lode Mining Claim	ms#9904	Commonwealth Resources, L.L.C.
Parquet Lode Mining Claim	ms#5452	Commonwealth Resources, L.L.C.

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Legal Claim Name	Mineral Survey Number	Owner of Record
Red Cloud Lode Mining Claim	ms#5451	Commonwealth Resources, L.L.C.
White Cloud Lode Mining Claim	ms#5631	Commonwealth Resources, L.L.C.
Armistead Lode Mining Claim	ms#5633	Commonwealth Resources, L.L.C.
Berlene Lode Mining Claim	ms#5454	Commonwealth Resources, L.L.C.
Crescent Lode Mining Claim	ms#4510	Commonwealth Resources, L.L.C.
Grotto Lode Mining Claim	ms#5664	Commonwealth Resources, L.L.C.
Contact Lode Mining Claim	ms#5666	Commonwealth Resources, L.L.C.
Honolulu Lode Mining Claim	ms#5632	Commonwealth Resources, L.L.C.
North Star Lode Mining Claim	ms#9404	Commonwealth Resources, L.L.C.
Harold Lode Mining Claim	ms#5812	Commonwealth Resources, L.L.C.
Fourth of July Lode Mining Claim	ms#5453	Commonwealth Resources, L.L.C.
Free Coin Lode Mining Claim	ms#4652	River Terrace Estates, Inc

Table 3

Prospecting Leases on BLM-Owned Patented Mining Claims

Claim Name	Mineral Survey No.
Tostman	MS 7514
Nancy Hanks	MS 9876
Robert Emmet	MS 3616
San Jose	MS 3615
Iowaan	MS 3614
Magone & Anderson	MS 9876
High Road	MS 9413
Cave Hill	MS 5455

Table 4

Unpatented Mining Claims

Legal Claim Name	BLM Serial Number	Owner of Record	Mining Claim Location Date
Amex 11 Lode	mmc#116773	Commonwealth Resources, L.L.C.	11/23/1984
Willie Lode	mmc#210813	Commonwealth Resources, L.L.C.	12/8/2002
Cayuse (Placer)	mmc#210811	Commonwealth Resources, L.L.C.	12/8/2002
Cayuse #2 (Placer)	mmc#211062	Commonwealth Resources, L.L.C.	9/30/2003
First Chance (Placer)	mmc#210816	Commonwealth Resources, L.L.C.	1/9/2003
First Chance #2 (Placer)	mmc#211063	Commonwealth Resources, L.L.C.	1/9/2003
Amex 1	mmc#219402	Commonwealth Resources, L.L.C.	9/21/2007
Amex 2	mmc#219403	Commonwealth Resources, L.L.C.	9/24/2007
Amex 4	mmc#219404	Commonwealth Resources, L.L.C.	9/11/2007
Amex 5	mmc#219405	Commonwealth Resources, L.L.C.	9/10/2007

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Table 4			
The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT			
Unpatented Mining Claims			
Legal Claim Name	**BLM Serial Number**	**Owner of Record**	**Mining Claim Location Date**
Amex 6	mmc#219406	Commonwealth Resources, L.L.C.	9/10/2007
Amex 7	mmc#219407	Commonwealth Resources, L.L.C.	9/10/2007
Amex 8	mmc#219408	Commonwealth Resources, L.L.C.	9/12/2007
Amex 9	mmc#219409	Commonwealth Resources, L.L.C.	9/12/2007
Amex 10	mmc#219410	Commonwealth Resources, L.L.C.	9/12/2007
GR 01	mmc#217480	Commonwealth Resources, L.L.C.	4/9/2007
NHC 02	mmc#217481	Commonwealth Resources, L.L.C.	4/4/2007
NHC 04	mmc#217482	Commonwealth Resources, L.L.C.	4/4/2007
NHC 06	mmc#217483	Commonwealth Resources, L.L.C.	4/4/2007
NHC 08	mmc#217484	Commonwealth Resources, L.L.C.	4/4/2007
NHC 010	mmc#217485	Commonwealth Resources, L.L.C.	4/4/2007
NHC 012	mmc#217486	Commonwealth Resources, L.L.C.	4/4/2007
NHC 014	mmc#217487	Commonwealth Resources, L.L.C.	4/4/2007
NHC 016	mmc#217488	Commonwealth Resources, L.L.C.	4/4/2007
NHC 018	mmc#217489	Commonwealth Resources, L.L.C.	4/4/2007
NHC 020	mmc#217490	Commonwealth Resources, L.L.C.	4/16/2007
NHC 022	mmc#217491	Commonwealth Resources, L.L.C.	4/16/2007
NHC 096	mmc#217492	Commonwealth Resources, L.L.C.	4/11/2007
NHC 097	mmc#217493	Commonwealth Resources, L.L.C.	4/11/2007
NHC 098	mmc#217494	Commonwealth Resources, L.L.C.	4/10/2007
NHC 099	mmc#217495	Commonwealth Resources, L.L.C.	4/10/2007
NHC 0100	mmc#217496	Commonwealth Resources, L.L.C.	4/10/2007
NHC 0101	mmc#217497	Commonwealth Resources, L.L.C.	4/10/2007
NHC 0102	mmc#217498	Commonwealth Resources, L.L.C.	4/10/2007
NHC 0103	mmc#217499	Commonwealth Resources, L.L.C.	4/10/2007
NHC 0104	mmc#217500	Commonwealth Resources, L.L.C.	4/10/2007
NHC 0105	mmc#217501	Commonwealth Resources, L.L.C.	4/11/2007
NHC 0106	mmc#217502	Commonwealth Resources, L.L.C.	4/11/2007
NHC 0107	mmc#217503	Commonwealth Resources, L.L.C.	4/11/2007
NHC 0108	mmc#217504	Commonwealth Resources, L.L.C.	4/11/2007
NHC 0109	mmc#217505	Commonwealth Resources, L.L.C.	4/11/2007
NHC 110	mmc#219477	Commonwealth Resources, L.L.C.	9/12/2007
NHC 111	mmc#219478	Commonwealth Resources, L.L.C.	9/13/2007
NHC 112	mmc#222130	Commonwealth Resources, L.L.C.	07/8/2009
GHC 5	mmc#219415	Commonwealth Resources, L.L.C.	10/9/2007
GHC 06	mmc#217839	Commonwealth Resources, L.L.C.	4/26/2007
GHC 07	mmc#217840	Commonwealth Resources, L.L.C.	4/26/2007
GHC 08	mmc#217841	Commonwealth Resources, L.L.C.	4/26/2007
GHC 9	mmc#219416	Commonwealth Resources, L.L.C.	10/9/2007
GHC 10	mmc#219417	Commonwealth Resources, L.L.C.	10/4/2007
GHC 11	mmc#219418	Commonwealth Resources, L.L.C.	10/4/2007
GHC 12	mmc#219419	Commonwealth Resources, L.L.C.	10/4/2007
GHC 034	mmc#217842	Commonwealth Resources, L.L.C.	4/26/2007
GHC 035	mmc#217843	Commonwealth Resources, L.L.C.	4/26/2007
GHC 036	mmc#217844	Commonwealth Resources, L.L.C.	4/26/2007
GHC 0199	mmc#217845	Commonwealth Resources, L.L.C.	4/26/2007
GHC 0200	mmc#217846	Commonwealth Resources, L.L.C.	4/26/2007
NHC 024	mmc#217847	Commonwealth Resources, L.L.C.	4/16/2007
NHC 026	mmc#217848	Commonwealth Resources, L.L.C.	4/16/2007
NHC 028	mmc#217849	Commonwealth Resources, L.L.C.	4/16/2007
NHC 030	mmc#217850	Commonwealth Resources, L.L.C.	4/16/2007

4-3

Table 4			
The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT			
Unpatented Mining Claims			
Legal Claim Name	**BLM Serial Number**	**Owner of Record**	**Mining Claim Location Date**
GHC3	mmc#219413	Commonwealth Resources, L.L.C.	10/3/2007
GHC4	mmc#219414	Commonwealth Resources, L.L.C.	10/9/2007
GHC 1	mmc#219411	Commonwealth Resources, L.L.C.	10/4/2007
GHC 2	mmc#219412	Commonwealth Resources, L.L.C.	10/3/2007
GHC 14	mmc#219420	Commonwealth Resources, L.L.C.	9/22/2007
GHC 15	mmc#219421	Commonwealth Resources, L.L.C.	9/22/2007
GHC 16	mmc#219422	Commonwealth Resources, L.L.C.	9/22/2007
GHC 17	mmc#219423	Commonwealth Resources, L.L.C.	9/22/2007
GHC 18	mmc#219424	Commonwealth Resources, L.L.C.	9/22/2007
GHC 19	mmc#219425	Commonwealth Resources, L.L.C.	9/22/2007
GHC 20	mmc#219426	Commonwealth Resources, L.L.C.	9/22/2007
GHC 26	mmc#219427	Commonwealth Resources, L.L.C.	9/22/2007
GHC 27	mmc#219428	Commonwealth Resources, L.L.C.	9/22/2007
GHC 28	mmc#219429	Commonwealth Resources, L.L.C.	9/22/2007
GHC 29	mmc#219430	Commonwealth Resources, L.L.C.	9/22/2007
GHC 30	mmc#219431	Commonwealth Resources, L.L.C.	9/22/2007
GHC 31	mmc#219432	Commonwealth Resources, L.L.C.	9/22/2007
GHC 44	mmc#219433	Commonwealth Resources, L.L.C.	10/1/2007
GHC 45	mmc#219434	Commonwealth Resources, L.L.C.	10/1/2007
GHC 46	mmc#219435	Commonwealth Resources, L.L.C.	9/22/2007
GHC 47	mmc#219436	Commonwealth Resources, L.L.C.	9/26/2007
GHC 48	mmc#219437	Commonwealth Resources, L.L.C.	9/19/2007
GHC 50	mmc#219438	Commonwealth Resources, L.L.C.	9/19/2007
GHC 51	mmc#219439	Commonwealth Resources, L.L.C.	9/24/2007
GHC 52	mmc#219440	Commonwealth Resources, L.L.C.	9/19/2007
GHC 53	mmc#219441	Commonwealth Resources, L.L.C.	10/31/2007
GHC 0201	mmc#219442	Commonwealth Resources, L.L.C.	10/31/2007
GHC 202	mmc#219443	Commonwealth Resources, L.L.C.	11/19/2007
GHC 203	mmc#219444	Commonwealth Resources, L.L.C.	11/7/2007
GHC 204	mmc#219445	Commonwealth Resources, L.L.C.	11/7/2007
GHC 205	mmc#219446	Commonwealth Resources, L.L.C.	11/13/2007
GHC 206	mmc#219447	Commonwealth Resources, L.L.C.	10/11/2007
GHC 207	mmc#219448	Commonwealth Resources, L.L.C.	10/11/2007
GHC 208	mmc#219449	Commonwealth Resources, L.L.C.	10/11/2007
GHC 209	mmc#219450	Commonwealth Resources, L.L.C.	10/10/2007
GHC 210	mmc#219451	Commonwealth Resources, L.L.C.	11/10/2007
GHC 211	mmc#219452	Commonwealth Resources, L.L.C.	11/10/2007
GHC 212	mmc#219453	Commonwealth Resources, L.L.C.	10/10/2007
GHC 213	mmc#219454	Commonwealth Resources, L.L.C.	10/10/2007
GHC 214	mmc#219455	Commonwealth Resources, L.L.C.	10/10/2007
GHC 215	mmc#219456	Commonwealth Resources, L.L.C.	10/11/2007
GHC 216	mmc#219457	Commonwealth Resources, L.L.C.	11/13/2007
GHC 217	mmc#219458	Commonwealth Resources, L.L.C.	11/18/2007
GHC 218	mmc#219459	Commonwealth Resources, L.L.C.	11/18/2007
GHC 219	mmc#219460	Commonwealth Resources, L.L.C.	11/18/2007
GHC 220	mmc#219461	Commonwealth Resources, L.L.C.	11/18/2007
GHC 236	mmc#219462	Commonwealth Resources, L.L.C.	9/22/2007
GHC 246	mmc#219463	Commonwealth Resources, L.L.C.	11/15/2007
GHC 247	mmc#219464	Commonwealth Resources, L.L.C.	11/15/2007
GHC 248	mmc#219465	Commonwealth Resources, L.L.C.	11/15/2007
GHC 249	mmc#219466	Commonwealth Resources, L.L.C.	10/2/2007

4-4

Table 4			
The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT			
Unpatented Mining Claims			
Legal Claim Name	**BLM Serial Number**	**Owner of Record**	**Mining Claim Location Date**
GHC 250	mmc#219467	Commonwealth Resources, L.L.C.	10/2/2007
GHC 251	mmc#219468	Commonwealth Resources, L.L.C.	10/2/2007
GHC 300	mmc#219469	Commonwealth Resources, L.L.C.	11/12/2007
GHC 301	mmc#219470	Commonwealth Resources, L.L.C.	11/12/2007
GHC 302	mmc#219471	Commonwealth Resources, L.L.C.	11/13/2007
GHC 303	mmc#219472	Commonwealth Resources, L.L.C.	11/14/2007
GHC 304	mmc#219473	Commonwealth Resources, L.L.C.	11/12/2007
GHC 305	mmc#219474	Commonwealth Resources, L.L.C.	11/13/2007
GR 3	mmc#219475	Commonwealth Resources, L.L.C.	10/2/2007
GR 4	mmc#219476	Commonwealth Resources, L.L.C.	10/2/2007
The Shamrock	mmc#17214	Marsh Hazel K Estate	1/04/1893
CR 1	MMC222088	Commonwealth Resources, L.L.C.	6/29/2009
CR 2	MMC222089	Commonwealth Resources, L.L.C.	6/25/2009
CR 3	MMC222090	Commonwealth Resources, L.L.C.	6/29/2009
CR 4	MMC222091	Commonwealth Resources, L.L.C.	6/26/2009
CR 5	MMC222092	Commonwealth Resources, L.L.C.	7/6/2009
CR 6	MMC222093	Commonwealth Resources, L.L.C.	7/6/2009
CR 7	MMC222094	Commonwealth Resources, L.L.C.	7/6/2009
CR 8	MMC222095	Commonwealth Resources, L.L.C.	7/6/2009
CR 9	MMC222096	Commonwealth Resources, L.L.C.	7/10/2009
CR 10	MMC222097	Commonwealth Resources, L.L.C.	7/6/2009
CR 11	MMC222098	Commonwealth Resources, L.L.C.	7/6/2009
CR 12	MMC222099	Commonwealth Resources, L.L.C.	7/6/2009
CR 13	MMC222100	Commonwealth Resources, L.L.C.	6/22/2009
CR 14	MMC222101	Commonwealth Resources, L.L.C.	6/22/2009
CR 15	MMC222102	Commonwealth Resources, L.L.C.	6/24/2009
CR 16	MMC222103	Commonwealth Resources, L.L.C.	6/23/2009
CR 16 GRANITE	MMC222104	Commonwealth Resources, L.L.C.	6/24/2009
CR17	MMC22105	Commonwealth Resources, L.L.C.	6/24/2009
CR 18	MMC222106	Commonwealth Resources, L.L.C.	6/18/2009
CR 19	MMC222107	Commonwealth Resources, L.L.C.	6/18/2009
CR 20	MMC222108	Commonwealth Resources, L.L.C.	6/18/2009
CR 20 GRANITE	MMC222109	Commonwealth Resources, L.L.C.	6/24/2009
CR 21	MMC222110	Commonwealth Resources, L.L.C.	6/19/2009
CR 22	MMC222111	Commonwealth Resources, L.L.C.	6/22/2009
CR 23	MMC222112	Commonwealth Resources, L.L.C.	6/22/2009
CR24	MMC222113	Commonwealth Resources, L.L.C.	6/19/2009
CR25	MMC222114	Commonwealth Resources, L.L.C.	6/19/2009
CR26	MMC222115	Commonwealth Resources, L.L.C.	6/18/2009
CR27	MMC222116	Commonwealth Resources, L.L.C.	6/18/2009
CR28	MMC222117	Commonwealth Resources, L.L.C.	6/23/2009
CR29	MMC222118	Commonwealth Resources, L.L.C.	6/23/2009
CR30	MMC222119	Commonwealth Resources, L.L.C.	6/23/2009
CR31	MMC222120	Commonwealth Resources, L.L.C.	7/8/2009
CR32	MMC222121	Commonwealth Resources, L.L.C.	7/8/2009
CR33	MMC222122	Commonwealth Resources, L.L.C.	7/8/2009
CR34	MMC222123	Commonwealth Resources, L.L.C.	6/30/2009
CR35	MMC222124	Commonwealth Resources, L.L.C.	6/30/2009
CR36	MMC222125	Commonwealth Resources, L.L.C.	6/30/2009
CR37	MMC222126	Commonwealth Resources, L.L.C.	6/30/2009
CR38	MMC222127	Commonwealth Resources, L.L.C.	6/30/2009

4-5

Table 4			
The Grant-Hartford Corporation - Garnet Mine and Mill Project, Garnet, MT			
Unpatented Mining Claims			
Legal Claim Name	**BLM Serial Number**	**Owner of Record**	**Mining Claim Location Date**
CR39	MMC222128	Commonwealth Resources, L.L.C.	6/30/2009
CR40	MMC222129	Commonwealth Resources, L.L.C.	6/25/2009
CR47	MMC222240	Commonwealth Resources, L.L.C.	8/27/2009
CR48	MMC222241	Commonwealth Resources, L.L.C.	8/27/2009
CR49	MMC222242	Commonwealth Resources, L.L.C.	8/27/2009
CR50	MMC222243	Commonwealth Resources, L.L.C.	8/27/2009
CR51	MMC222244	Commonwealth Resources, L.L.C.	8/27/2009
CR52	MMC222245	Commonwealth Resources, L.L.C.	8/27/2009
CR53	MMC222246	Commonwealth Resources, L.L.C.	8/21/2009
CR54	MMC222247	Commonwealth Resources, L.L.C.	8/21/2009
CR55	MMC222248	Commonwealth Resources, L.L.C.	8/21/2009
CR56	MMC222249	Commonwealth Resources, L.L.C.	8/21/2009
CR57	MMC222250	Commonwealth Resources, L.L.C.	8/18/2009
CR58	MMC222251	Commonwealth Resources, L.L.C.	8/18/2009
CR59	MMC222252	Commonwealth Resources, L.L.C.	8/18/2009
CR60	MMC222253	Commonwealth Resources, L.L.C.	8/17/2009
CR61	MMC222254	Commonwealth Resources, L.L.C.	8/17/2009
CR62	MMC222255	Commonwealth Resources, L.L.C.	8/17/2009
CR63	MMC222256	Commonwealth Resources, L.L.C.	8/17/2009
CR64	MMC222257	Commonwealth Resources, L.L.C.	8/13/2009
CR65	MMC222258	Commonwealth Resources, L.L.C.	8/13/2009
CR66	MMC222259	Commonwealth Resources, L.L.C.	8/13/2009
CR67	MMC222260	Commonwealth Resources, L.L.C.	8/13/2009
CR68	MMC222261	Commonwealth Resources, L.L.C.	8/13/2009
CR69	MMC222262	Commonwealth Resources, L.L.C.	8/13/2009
CR71	MMC222264	Commonwealth Resources, L.L.C.	8/13/2009
CR72	MMC222265	Commonwealth Resources, L.L.C.	8/13/2009
CR73	MMC222266	Commonwealth Resources, L.L.C.	8/13/2009
CR74	MMC222267	Commonwealth Resources, L.L.C.	8/13/2009
CR75	MMC222268	Commonwealth Resources, L.L.C.	8/17/2009
CR76	MMC222269	Commonwealth Resources, L.L.C.	8/17/2009
CR77	MMC222270	Commonwealth Resources, L.L.C.	8/31/2009
CR78	MMC222271	Commonwealth Resources, L.L.C.	9/4/2009
CR79	MMC222272	Commonwealth Resources, L.L.C.	9/4/2009
CR80	MMC222273	Commonwealth Resources, L.L.C.	9/14/2009
CR81	MMC222274	Commonwealth Resources, L.L.C.	9/14/2009
CR82	MMC222275	Commonwealth Resources, L.L.C.	8/31/2009
CR83	MMC222276	Commonwealth Resources, L.L.C.	9/4/2009
CR84	MMC222277	Commonwealth Resources, L.L.C.	9/14/2009
CR85	MMC222749	Commonwealth Resources, L.L.C.	6/29/2010
CR86	MMC222279	Commonwealth Resources, L.L.C.	9/4/2009
CR87	MMC222280	Commonwealth Resources, L.L.C.	9/2/2009
CR88	MMC222281	Commonwealth Resources, L.L.C.	9/2/2009
CR89	MMC222282	Commonwealth Resources, L.L.C.	8/20/2009
CR90	MMC222283	Commonwealth Resources, L.L.C.	8/19/2009
CR93	MMC222286	Commonwealth Resources, L.L.C.	8/20/2009
CR94	MMC222287	Commonwealth Resources, L.L.C.	8/20/2009
CR95	MMC222288	Commonwealth Resources, L.L.C.	8/20/2009

4-6

Figure 1 depicts the location of patented claims under the control of GHC.

4.2 Location of Mineralization on Claims

Most of the gold bearing veins in the Garnet district occur either on the edge of, and parallel to, the contact of the Garnet Stock or occupy the contact aureole where they parallel the strata of the host rock. Generally the veins dip toward the center of the stock at angles of 35 to 45 degrees.

Grant Hartford has the option to acquire the mineral rights to the patented and unpatented claims that cover the majority of the ground containing the gold bearing veins. The significant veins are shown on Figure 2, depicting the area geological map with an overlay of Grant Hartford claims.

4-7

N
LEGEND
PATENTED CLAIMS

FIGURE 1
PATENTED CLAIMS

CDM Camp Dresser & McKee Inc.

4-8

Garnet Stock
Granite Porphyry
Coloma
Granodiorite
Fig. 4. Section plane
Garnet
MV
Anderson Hill
Day Gulch Fault
Top O' Deep
Deep Cr Anticline
Elk Cr
1 km
J.W. Sears 2008
Volcanics
Granite
Jefferson Dolomite
Park Shale
Meagher Dolomite
Flathead Quartzite

CDM Camp Dresser & McKee Inc.

4-9

4.3 Royalties, Agreements, and Encumbrances

A royalty of 5% on the Net Smelter Returns of any of the ore processed from the present Garnet properties of Grant Hartford Corporation will be paid to Commonwealth Resources, L.L.C. Details of property agreements were provided by David Rodli, general counsel for Grant Hartford Corporation and these details are listed in Appendix A.

4.4 Environmental Liabilities, Permitting, & Bonds

Three environmental protection laws relate to mining and milling activities undertaken by GHC at the Garnet properties: the Metal Mine Reclamation Act (MMRA) found at 82-4-301 et al., the Water Quality Act (WQA) found at 75-5-101 et al., and the Air Quality Act (AQA) found at 75-2-101 et al. MCA. These three acts are administered by three different bureaus in the Montana DEQ: the Environmental Management Bureau (EMB), the Water Protection Bureau (WPB) and the Air Resources Management Bureau (ARMB), respectively.

The MMRA regulates mining activity and mine reclamation under three possible authorities:

·

The Small Miners Exclusion Statement (SMES) allows a miner to exclusion from the permitting requirements of the MMRA by certifying that not more than 5 acres will be disturbed at each of two allowable sites, which must be separated by at least one mile. The DEQ is obliged to regulate and bond the operation, construction, and reclamation of tailing impoundments associated with small mines.

·

The Exploration License (EL) permits an operator to conduct surface and underground mineral exploration. All activities related to mineral exploration, that disturb the surface of the earth, including roads, drill pads, mine openings and waste rock dumps are regulated and bonded for reclamation under an Exploration License. The Exploration License provides for two additional approvals:

·

A 10,000 ton bulk sample may be mined under an exploration license, without the need to file an SMES or obtain an Operating Permit (see below). The 10,000 tons refers to 10,000 short tons of ore. A bulk sample is allowed per each mine complex.

·	A discharge of mine water to groundwater may be authorized by the EMB under an Exploration License to facilitate mineral exploration.
·

An Operating Permit (OP) authorizes the mining and milling of minerals without acreage or tonnage restrictions. Smelting and refining are not regulated. All activities must be permitted and bonded for reclamation. The permitting process can be rigorous requiring detailed mining and reclamation plans and a description of all the physical, environmental, and social concerns related to the operation. Discharges of mine water to ground water can be authorized under an Operating Permit.

4-10

The WQA regulates discharges to surface and groundwater that are not authorized under the MMRA. The application process is moderately rigorous and can be time consuming.

·	MPDES permits regulate discharges to surface water.
·	MGWPCS permits regulate discharges to ground water.

The AQA regulates discharges of airborne pollutants from milling, smelting and refining facilities. Air quality permits are required if a facility discharges airborne lead in an amount greater than 5 tons per year; is a mineral crusher or mineral screen that discharges more than 15 tons per year; or has the potential to discharge more than 25 tons of any airborne pollutant per year. Most mills remain under these regulatory thresholds.

Table 5 summarizes the regulation of mining and water discharge and estimates the time required to obtain permits and approvals from the date of submittal, within the context of GHC properties.

Table 5. Mining Regulation Summary

	Applicability	Permitting Time Required			Water Discharge	Bonding
SMES	two – 5 acre sites	N/A			No	No
	Tailing pond	2 –		6 months	No	Yes
EL	Surface disturbance	2-4 weeks			No	Yes
	of mineral exploration
	Discharge to	4	– 10 months		Groundwater	Yes
	groundwater
	10,000 T bulk sample	1	– 6 months		No	Yes
OP	All mine & mill facilities	1	–	3 years	Groundwater	Yes
MPDES	Discharge to surface	1	–	3 years	Surface water	No
	water
MGWPCS	Discharge to ground	1	–	3 years	Groundwater	No
	water

4.5 Required Permits & Status

GHC has filed an SMES for one site and has an exploration license for surface drilling. The following near term permits and approvals must be secured to begin mining and milling within the constraints of the SMES and exploration license.

·	Approval to construct an SMES tailing pond.
·	Approval to construct an SMES tailing pond. Approval to mine a bulk sample under the EL.
·	Approval to discharge to groundwater associated with dewatering under the EL.

4-11

·	MGWPCS permit to discharge to groundwater if GHC determines that dewatering is needed outside of exploration activities during mining preceding issuance of the operating permit.
·	Right-of-way agreements or easements needed for road construction or improvements on BLM managed land.

In the long term, GHC must seek to obtain an Operating Permit for the entire complex.

The current status of permits and approvals are as follows.

Exploration License: GHC is completing all gold exploration under its Exploration License. Bonding is required for developed roads and drill pads, with bond funds released following reclamation. Permitting for dewatering of underground mineralized zones to allow continued exploration will also be pursued under the exploration license. Information required in the permit application is in hand and will be submitted for agency review and approval. There are no current or anticipated future issues with GHC’s exploration license.

Mining and Milling: GHC will conduct initial mining under opportunities provided by Montana’s Small Miner’s Exclusion Statement (SMES) which allows mining and gold processing within a maximum 10 acres disturbance limit. Initial operations are being designed to maintain a disturbance footprint of less than 5 acres. Operations under the SMES require filing of a notice, with no regulatory review and approval. GHC currently maintains one SMES allowing disturbance of 5 acres. A second SMES remains available for mining operations greater than one mile distant from activities planned at Garnet.

Tailings Impoundment: MDEQ has approval authority for construction of the tailings impoundment that will be constructed concurrently with the mill. MDEQ Environmental Management Bureau, Hard Rock Bureau Chief and his staff have completed a site tour of the proposed impoundment and mill locations. GHC has collected all of the required technical information to support the application for impoundment construction.

Right-of-Way GHC met with BLM to discuss a comprehensive right-of- way agreement similar to an existing agreement with GHC. GHC submitted a transportation plan to BLM on April 12, 2010.

4.6 Compliance Evaluation

GHC maintains an excellent reputation and relationship with regulatory and permitting agencies, including the Montana DEQ and BLM. GHC permit-related activities have focused on reaching verbal agreement with regulators on requirements and approval timeframes, along with collection of field data needed to support permit review and approval.

4-12

GHC’s current permitting strategy is to obtain required notices and permits to allow operations to begin in 2011. Based on standard timeframes and input from responsible regulators, the aforementioned permits and notices required to begin initial operations are not anticipated to fall on the critical path.

GHC has been informed that its application for a transfer of an existing Small Miner Exclusion Statement and its application for a transfer of an existing Exploration License has been approved, effective October 25th, 2007.

The Small Miner Exclusion Statement (SMES), No. 46-032, has been in force for the past 18 years and was transferred from Garnet Mining Corp. to GHC. The SMES allows Grant Hartford to mine up to 1 million tons of material per year in accordance with an approved plan of operation, bonding, and specific permits for mining programs.

The Exploration License, No. 00545, has been in force for the past 18 years and was transferred from Cordoba Corp. to GHC. The Exploration License allows Grant Hartford to explore its mining claims through drilling, trenching, soil sampling and geophysical analysis subject to approval of a Notice of Operations and bonding.

4-13

Section 5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography

5.1 Topography, Elevation, Vegetation

The Garnet mountain range is a collection of forested peaks of modest topographical relief with elevations ranging from 5,000 feet to 7,500 feet. The mountains are covered by a forest of ponderosa pine, subalpine fir, and Douglas fir trees interspersed with grassy clearings. The location of the Garnet Mine and Mill project lies at an elevation of approximately 6,000 feet.

5.2 Climate, Length of Operating Season

The property is located in a climate characterized by long cold winters and moist springs. Temperatures range from summer highs to winter lows of approximately 95 degrees Fahrenheit to negative 30 degrees Fahrenheit, respectively. Average recorded precipitation produces approximately 27 inches of rainfall and 55 inches of snowfall annually, based upon data contained in Grant Hartford Mine, Water Balance Documentation, July 31, 2009, Kirk Engineering & Natural Resources Inc. Mining and milling could occur year-round, with occasional pauses during extreme weather.

5.3 Physiography

The Garnet Range consists of partially glaciated mountains underlain by a heterogeneous mixture of very ancient (Belt and Cambrian) sedimentary rocks, intruded by granodiorite. The oldest of these rocks are micaceous and schistose quartzite and shales.

5.4 Access to Property

The Garnet District is accessible via two routes including the 10 mile gravel Bearmouth (County) Road from the frontage road starting at either the Bearmouth (exit 138) or Drummond (exit 153) exits of I-90 between Missoula and Butte.

5.5 Surface Rights

GHC has a Surface Access Lease on 23 patented claims owned by Commonwealth Resources LLC. Surface rights to the unpatented claims are held by the Federal government and administered by the BLM. Access to and disturbance of BLM lands is permitted under terms of an operating permit or operating plan when submitted to and approved by the BLM.

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5.6 Local Resources and Infrastructure

5.6.1 Power Supply

Power will be provided by generator during the initial phase of the project. Prior to mine expansion, power will be constructed to the site, most likely along the Bearmouth access road. Currently, Northwestern Energy is providing GHC with a preliminary design for the power line as well as a cost estimate.

5.6.2 Water Supply

Three groundwater monitoring wells and one supply well were drilled in June 2009. Water right information has also been compiled for GHC as well as water right holders in the project’s vicinity. Points of diversion and place of use files were obtained from DNRC and put into a GIS database. Efforts to acquire water rights for mill operations are advancing. Existing, senior surface water rights meet all anticipated requirements and will serve as the primary source of project water.

5.6.3 Natural Gas

There are no natural gas lines in the vicinity of the site.

5.6.4 Buildings and Ancillary Facilities

A shop has been constructed on site. Construction of the mill buildings is planned for early 2011.

5.6.5 Railroads

The nearest railroad is a Montana Rail Link line along Interstate 90, approximately eight miles southeast of the site.

5.6.6 Tailings Area

A tentative site for mine tailings has been identified adjacent to the proposed mill location on the Gold Bud and Grant & Hartford patented claims. MDEQ requires a permit for construction of the tailings impoundment. GHC has completed a site tour with the MDEQ Hard Rock Bureau Chief and his staff at the proposed location and has collected all required technical information to support the permit application. The application will be filed in late 2010 or early 2011 and is anticipated to be approved in time for construction in the summer of 2011.

5.6.7 Waste Rock Disposal Area

Waste rock from initial underground mining activities will primarily be limited to that mined during development drifting to the ore body. Once in ore, minimal waste rock will be generated. As available, waste rock will be backfilled in the mine workings with a small stockpile maintained on patented, private ground in close proximity to underground portal locations.

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5.6.8 Availability of Manpower

Montana has a rich history of underground and open pit mining. There are over twenty active mines currently operating in the state, with several others under development. Experienced engineers and miners are available to work the proposed Garnet mine and mill. The city of Missoula, with a population of approximately 60,000, is less than an hour’s drive from the site and would be the likely home of most of the mine’s employees.

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Section 6 History

Information regarding the historic mines in the Garnet District is documented in regards to the following criteria:

·	Ownership
·	Past Exploration and development
·	Historical Mineral Resources and Reserves
·	Historical Production

Nancy Hanks Lode Mining Claim

Ownership: Control of the Nancy Hanks Lode Mining Claim changed possession several times. Initially, in 1897, the claim was owned by Ritchie and J. S. Auchinvole who discovered the original ore vein. Three years later L. C. Parker became sole controller of this claim. Five years later in 1905 Al Lowry constructed a shaft within the claim establishing ownership. In 1910 the Nancy Hanks Mining and Milling Company took control of the claim and continued mining practices for a short period of time. The mine was eventually closed in 1916 under the control of J. L Templeman and Company.

Past Exploration and Development: The claim was initially developed from two main shafts reaching a minimum of 100 feet into the subsurface.

Historical Mineral Resources and Reserves:

Historical Production: An averaged $200 of gold per ton of total ore was extracted at a level of 65 feet. Banks of limestone ore were discovered which ranged in the value of $570 per ton. These concentrations of valuable ore produced single carload values of $15,000. Granite ore veins were also reported to produce $140 to $175 per ton. Actual refinery assessment produced averages of $8 per ton in gold, 4 to 28 ounces of silver per ton, and small traces of copper ore.

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Dewey Lode Mining Claim

Ownership: The Dewey Lode Mining Claim exchanged controls multiple times with its original owner being S. I. Richie prior to 1915. During the years of 1915 and 1916 the claim was controlled by J. G. Klenze.

Past Exploration and Development: The Dewey mine was developed with a single 400 foot length inclined shaft comprised of 1000 feet of workable levels. At 200 feet the Dewey Mine is connected to the Nancy Hanks Mine which lies 200 ft to the west. The Dewey Mine is also connected to a secondary shaft lying 200 ft to the east.

Historical Mineral Resources and Reserves: Lower levels of the Dewey Mine contain veins of quartz and barite with traces of pyrite, tetrahedrite, and chalcopyrite ores. In the upper levels of the mine these ores are oxidized with limonite. Average Dewey ores contain 3.5 ounces of gold and 6.5 ounces of silver per ton of extracted materials with an average 2 percent copper ore.

Historical Production: During 1915 and 1916 the Dewey Mine produced $74 per ton resulting in approximately $100,000 in profits. In 1916 the Dewey Mine was a distinguished mine for remaining open during the closure of surrounding mines.

Lead King Quartz Lode Mining Claim

Historical information for Lead King Quartz Lode Mining Claim is reported and encompassed within the Red Cloud Lode Mining Claim description below.

Red Cloud Lode Mining Claim

Ownership: The Red Cloud Mining Claim was owned by the First Chance Mining Company which encompasses the Lead King Quartz and the Crescent Load Mining Claims.

Past Exploration and Development: The Red Cloud Load Mining Claim is located on the First Chance Creek comprised of seven adit levels in the range of 600 to 1000 feet. The Lead King Quartz and Crescent Lode Claims are located on the west side of the creek while the Red Cloud is located on the east. The Red Cloud Claim consists of four adits and an inclined shaft reaching levels of 240 feet below the stream. Extraction points were known to be located at levels of 450 feet, 500 feet, and 950 feet.

Historical Mineral Resources and Reserves: The Red Cloud vein was known to be located half a mile along the strike and 800 feet on the dip. This vein was determined to have a thickness of approximately three or four feet. In addition, two large ore shoots were developed on either side of First Chance Creek.

Historical Production: The majority of the mined ore was concentrated in First Chance Mining Companies mill producing a return of approximately 80 to 90 percent. Red Cloud and Lead King Mining Claims ore shoots were estimated to have produced approximately $300,000 in mineral ore.

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Crescent Lode Mining Claim

Historical information for the Crescent Lode Mining Claim is reported and encompassed within the Red Cloud Lode Mining Claim description above.

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Section 7 Geological Setting

The historic Garnet mining district is underlain by very ancient (Belt and Cambrian) sedimentary rocks, intruded by granodiorite. The oldest of these rocks, which occupy the surface from First Chance Gulch eastward, are micaceous and schistose quartzite and shales. Above the quartzite and shale lie thick and extensive beds of carbonate limestone which are locally metamorphosed near the granodiorite contact. Large portions of the limestone have been changed by intense heat and hydrothermal fluids given off by the intrusive granodiorite. In some areas of the Grant Hartford property, the carbonate rock near the location of the contact with the granodiorite is changed to white marble. Under the processes of weathering this carbonate rock decomposes to a sand resembling granulated sugar. At other localities the limestone is wholly changed to brown garnet rock. At moderate distances from the contact the limestone retains its original fine texture and blue and gray colors, but shows evidence of metamorphic mineralization up to 2500 feet from the granodiorite contact. (Pardee, 1917).

Regionally, Pardee describes the Garnet mountain range as part of the borderland between the great Precambrian shale and quartzite area of northwestern Montana and a province of Paleozoic and later sediments deposited along the main axis of the Rocky Mountains. In its southeast corner Cretaceous shale and sandstone are exposed. Toward the northwest older beds, including at least 4000 feet of Paleozoic limestone, succeed one another in descending order before the Precambrian shales and quartzites are reached. The shale and quartzite occupies at least two-thirds of the area described, are 5000 feet or more in thickness, and belong to the upper part of the Belt series. In common with other areas of the region, this area does not show angular discordances between any of the rocks mentioned, all the beds having apparently remained undisturbed until the last was laid down. Therefore breaks in the sedimentation are not readily detected and a great gap between the Cambrian and Belt rocks would hardly be expected in a casual examination. The Flathead quartzite, the oldest Cambrian formation known in the general region, is not present everywhere in the area (Pardee, 1917).

Precambrian

Precambrian belt series rocks have undergone low grade regional metamorphism resulting in recrystallization of sand grains, transformation of clays to micaceous minerals and authigenic production of feldspar. The belt rocks exposed in the Garnet mining district belong to the Missoula Group. The Missoula group has been divided into five formations. From oldest to youngest they include the Miller Peak, Bonner,

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McNamara, Garnet Range, and Pilcher. The Garnet Range formation is the only Precambrian unit exposed on Grant Hartford properties.

The Garnet Range Formation forms the subterrane of the property and is comprised primarily of quartzites interbedded with siltites and argillites. The depositional environment for the Missoula Group is believed to reflect shallow calm seas and mud flats. The exact thickness of the Garnet Range formation is not known because of structural complexities (i.e., faulting and folding). Kauffman (1963) has estimated its thickness to be at least 3000 feet in the Garnet area. The color of the Garnet Range Formation varies greatly. The quartzites are generally light gray to grayish yellow- green and weather to various hues of reddish brown, the siltites and argillites are moderate grayish green. Regional metamorphism of the Garnet Range Formation has resulted in the conversion of clays to muscovite along bedding planes. Some localities exhibit spotted quartzites in more massive units. The 1 to 4 millimeter limonite colored porphyroblasts are in some areas believed to be cored by ankerite. However, in other areas, the porphyroblasts are formed by the accumulation of micaceous minerals (Wilkie, 1986).

The intrusion of the Garnet stock has resulted in contact metamorphism of the garnet range formation. Porphyroblastic areas have also been noted in the garnet area, but they are found in the more silty or alumina rich argillaceous units. Thin section examination of porphyroblastic rocks (Wilkie, 1986) shows that 1 to 2 millimeter biotite-quartz-sericite clots are cored by andalusite. Brenner (1964), found clots cored by cordierite on the northern boundary of the stock, indicating that the intrusion of the garnet stock has increased the temperature and grade of metamorphism.

The Pilcher Formation should overlie the Garnet Range Formation in a complete stratigraphic section. In the area of the Grant Hartford property the Pilcher Formation is lacking, so the top of the Garnet Range Formation represents an unconformity. Overlying the Garnet Range Formation are Cambrian strata. The angular discordance along the unconformity is variable and contact relationships are not well defined, due to extensive vegetative cover. Locally, the Flathead Formation is missing and the Silver Hill Formation rests on the Garnet Range Formation (Wilkie, 1986).

Cambrian

The Cambrian rocks on the Grant Hartford property consist of the Flathead, Silver Hill and Hasmark Formations. Only the Flathead and Silver Hill Formations are found in their entirety. Maximum thickness estimates for the Cambrian strata range from 1000 feet (Brenner, 1964) to approximately 2000 feet (Kauffman, 1963).

The Flathead Formation as found over much of Montana and northern Wyoming is friable sandstone to quartzite (Kauffman, 1963). On the Grant Hartford property, the Flathead Formation consists of a medium to coarse grained, white to reddish stained, massively bedded, well-indurated quartzite (Wilkie, 1986). It occasionally contains opaque minerals which oxidize to produce a reddish hematitic stain. According to Kauffman (1963), the depositional environment of the Flathead Formation is thought to be marine, littoral and beach, with the sands derived through erosion of older quartzite rocks and basement rocks. The Flathead Quartzite is discontinuous within

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the Grant Hartford property and is thought to occur as lenticular pockets. These pockets may reflect deposition on a moderate relief paleo-topographic surface of the Garnet Range Formation. The upper contact between the Flathead and the Silver Hill Formations has been observed by Kauffman (1963) to progress through a 20 to 50 foot transition zone into the Silver Hill Formation’s lower shale unit.

Low grade regional metamorphism has changed the Flathead Formation’s sandstone into quartzite throughout the Grant Hartford property. Subsequent contact metamorphism by the Garnet stock has resulted in further recrystallization of the Flathead formation with no apparent mineralogic changes (Wilkie, 1986).

The Silver Hill Formation can be divided into three units. The lower and upper units generally consist of gray-green shale which are separated by a middle laminated limestone unit (Kauffman, 1963). The thickness of the Silver Hill Formation is approximately 900 to 950 feet (Wilkie, 1986). Kauffman (1963) describes the Silver Hill Formation’s depositional environment as shallow, muddy to clear marine water, possibly brackish, with chemical carbonate precipitates intercalated with mud from nearby land areas. The lower shale unit is approximately 125 to 150 feet thick and consists of interbedded lenticular quarrtzose silt separated by micaceous clayey shale (Wilkie, 1986). The lower shales generally weather to brown-green hues (Kauffman, 1963).

Intrusion of the Garnet stock within the boundaries of the Grant Hartford property has resulted in a contact metamorphic aureole which variably affected the Silver Hill Formation. The grade of metamorphism is mainly dependent on the bulk composition and proximity of the sediments to the stock. The lower shale unit of the Silver Hill Formation is most affected by the contact metamorphism according to Wilkie (1986). The middle and upper units of the Silver Hill Formation also exhibit mineralogical changes as a result of metamorphism. Lenses of grossular garnet have been observed within the laminated limestone and argillite (Wilkie, 1986).

Conformably overlying the Silver Hill Formation at Garnet is the Hasmark Formation. This contact is not well exposed on Grant Hartford property, and is generally mapped at the dolomitic portion of the age-equivalent Pilgrim Formation (Sears, 2009).

According to Kauffman (1963) the contact is marked by a lithologic change from the upper shale unit of the Silver Hill Formation to the laminated dolomitic unit found at the base of the Hasmark formation.

The Hasmark Formation located on Grant Hartford property represents an incomplete section. Kauffman (1963) states that the depositional environment is marine with minor organic and clastic detritus incorporated with chemical precipitates. Dolomitization may have occurred penecontempaneously or secondarily relative to the deposition of the Hasmark Formation (Wilkie, 1986). The lower portion of the section is composed of approximately 250 feet of dolomite separated by raised siliceous dolomitic laminae (Kauffman, 1963).

Overlying the laminated unit and composing the rest of the section is predominantly dark to light gray medium-crystalline dolomite which contains some sandy and

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cherty units. The overall thickness of the Hasmark Formation ranges from 1200 to 1800 feet (Kauffman, 1963). Contact metamorphism of the Hasmark /Pilgrim Formation has caused a change of the laminated units into hornfels. The dolomite overlying the laminated hornfels has changed color to white or off-white. The crystal size has coarsened nearer the Garnet stock (Wilkie, 1986).

Sears (1989) mapped the Garnet stock as a large granodiorite sill in Paleozoic sediments on the northeast limb of the Deep Creek anticline. Kauffman (1963) mapped nearby intrusives as occupying a similar stratigraphic position and regional aeromagnetics suggest that relations exist within the granodiorite at different locations of the Garnet Mining district.

The most predominate igneous rock in the Garnet area is the granodiorite in the form of stocks, plugs, dikes and sills. The granodiorite consists of quartz, plagioclase, orthoclase, hornblende, biotite, chlorite, apatite and magnetite. Some of the plagioclase crystals have been altered to sericite and calcite, especially near the margins of the stock (Stout, 1991).

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Section 8 Deposit Types

Pardee (1917) states that the ore bodies at Garnet are veins that in part have filled open spaces along fractures or bedding planes and in part have made room for deposition by replacing the country rock. There are five principal veins or vein systems, spaced from 500 - 1250 feet apart. The northernmost is a composite vein or zone of veins in the granodiorite and comprises a large portion of Grant Hartford’s holdings. The historical Shamrock, Dewey, Nancy Hanks and Cascade mines (named in order from east to west) exploited portions of this zone. The whole zone, which Pardee refers to as the Nancy Hanks zone of veins, is over 7500 feet long. In the middle part of the strike length, where the Dewey and Nancy Hanks are located, the zone strikes about east; toward the ends it curves to the north, most strongly in the area east of the Dewey. The zone of subparallel shears and fissure veins is relatively narrow, and few of the larger veins within it depart from a dip of 30 degrees north.

The individual veins described by Pardee (1917) that compose the zone do not persist in length or depth more than a few hundred feet. Each vein either ends at a fault or splits into “stringers” or “shoots” to be succeeded by another vein a few feet to one side or the other. The width of the individual veins range from thin seams to three to four feet.

South of the Nancy Hanks zone are the Magone & Anderson and Red Cloud veins, each following a bedding plane in schist or quartzite that strikes northwest and dips about 30 degrees north. These veins, as described by Pardee (1917), are not composite like the Nancy Hanks zone. Veins of the Magone & Anderson and Red Cloud zones are relatively tabular 2 to 3 feet wide zones of alteration and mineralization which persist 2500 feet in length except where faulted.

The veins as described are deposited by hydrothermal solutions associated with the granodiorite intrusion. Their mineralogy and geologic relations suggest that they were formed at moderate to shallow depths.

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Section 9 Mineralization

Quartz generally forms 50 to 90 percent of the vein material, though in some localities quartz may comprise a lower percentage than the other minerals combined. Barite is widely but irregularly distributed and is generally coarse textured, showing characteristic large cleavage faces. Ankerite (calcium magnesium iron carbonate) is found in many of the veins, particularly those in quartzite and schist. Calcite occurs in subordinate amounts associated with the ankerite (Pardee, 1917).

Pardee (1917) describes the principal ore minerals as pyrite, tetrahedrite, chalcopyrite and galena or the oxidation products of these minerals. The ore minerals are widely distributed. Pyrite is found pervasively in the veins and is the most dominant sulfide mineral. The pyrite occurs as massive, coarse textured aggregates and disseminated crystals and grains of various sizes. Tetrahedrite is not uniformly distributed, commonly occurring in irregular bunches, primarily in the Nancy Hanks zone. Galena and chalcopyrite are less common than tetrahedrite and are also of irregular distribution.

All of the significant deposits discovered to date in the Garnet mining district are high-grade gold/quartz shear veins. Some recent work demonstrates that substantial low-grade quartz veinlet stockwork mineralization is associated with the high-grade vein systems at Garnet (Stout, 1991).

Oxidation and Enrichment

Pardee (1917) summarizes that oxidation of the ore minerals is partial or complete down to a surface that rises gradually away from the natural drainages. In the immediate vicinity of Garnet the greatest depth of oxidized ore is 75 feet. Further away, where drainages have been dissected more deeply by erosion, oxidation may descend 200 or 300 feet below the surface. The oxidized ore is porous, generally consisting of “honeycomb” quartz and iron oxides. As a rule it is two or three times as rich in gold as the corresponding sulfide ore below due to loss by solution during oxidation processes.

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Section 10 Exploration

10.1 Historic Exploration

The Garnet area properties of Grant Hartford Corporation were previously explored by the historic miners in the late 1800’s early 1900’s as a prelude to mining. Exploration methods would have involved tracing the source of placer gold upstream, identifying quartz veins, sampling the veins and then drifting on or sinking shafts on the veins.

10.2 Pegasus Exploration

The Garnet properties were optioned by Pegasus Gold Corporation in the period 1989

– 1992 and a mineral resource was calculated (pre-43-101 Standards). A large portion of the Pegasus exploration data was made available to GHC. In the 1989-1992 time period, Pegasus Gold Corporation conducted a detailed exploration program which included airborne and ground geophysical surveys, geological mapping and rock, soil, and trench geochemistry. The program identified 14 drill targets which were tested with 147 Reverse Circulation (47, 601 feet) and 6 core holes (17, 10 feet). Pegasus calculated a resource of 3.2 million tons grading 0.040 opt Au at the Nancy Hanks deposit with a waste to ore ratio of 2.2:1 and a resource of 1.4 million tons grading 0.037 opt Au at the Cascade deposit with a waste to ore ratio of 2:1. The work by Pegasus pre-dates the implementation of the 43-101 Standards of Disclosure for Mineral Projects and these calculations do not constitute a reserve as defined in NI 43-101.

10.3 Grant Hartford Corporation

Exploration to date by Grant Hartford Corporation has been concentrated on Reverse Circulation air-rotary percussion drilling to confirm the Pegasus drill data, to expand on this previous work by Pegasus, and to test other areas of gold mineralization on the property. Details of the drill program are included in section 13.

A geological study (including a program of detailed geological mapping and modeling) of the Garnet area has been conducted over the past 20+ years by Dr. James W. Sears of the University of Montana. Dr. Sears’ model of the Garnet area geology is being used as a basis for Grant Hartford’s exploration strategy.

A program of prospecting is on-going to identify new drill targets.

An Induced Polarization (IP) survey was conducted in the fall of 2009, by contractor Brad Isbell of Echotech in Missoula, Montana. The purpose of the survey was to attempt to identify gold mineralization in the Willie vein at depths greater than 200 feet. The program was marginally successful due to the difficulties in energizing the bedrock. This was attributed to the thin soil cover and the highly resistant quartzite bedrock in the vicinity of the Willie vein. This type of geophysical survey will be evaluated for use in future exploration of the near surface vein systems.

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Along the contact of the Garnet stock between the Tostman and the Nancy Hanks area the soil cover is deeper and the host-rock is granite. It is expected that the chargeability of this ground will be higher and that IP may be effective in this environment.

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Section 11 Drilling

The project was drilled by Pegasus Gold Inc. in the period 1989-1992. The Pegasus data was given to Aaron Charlton, a member of the under-lying property ownership group as dictated by the terms of the original agreement to provide the property owners with all exploration data. Grant Hartford received the Pegasus data after entering into an option agreement with the Charlton group. A copy of the Pegasus summary report is available for viewing on the Grant-Hartford Corporation website at www.granthartford.com.

Grant Hartford conducted reverse circulation drill

programs in 2008, 2009 and 2010 to confirm the historic Pegasus data and to further explore the property.

This section describes the Grant Hartford drilling and the drilling information compiled in the Pegasus report.

11.1 Type and Extent of Drilling

The database of historic (Pegasus) and recent Grant Hartford drilling is summarized in Table 6.

Table 6. Summary of Drilling Database

Area	Year	Company	Holes, Feet		Type
Nancy Hanks	1989-1992	Pegasus		62	-------- RC
Cascade	1990-1992	Pegasus		21	-------- RC
Coloma	1990-1992	Pegasus		7	-------- RC
Willie	1990-1992	Pegasus		3	-------- RC
Other areas	1990-1992	Pegasus		54	-------- RC

Sub-total RC		Pegasus		147	47,601 RC

Nancy Hanks	1992	Pegasus	5	1490	Core
Cascade	1992	Pegasus	1	220	Core

Sub-total Core	1992	Pegasus	6	1,710	Core

Nancy Hanks	2008	GHC	54	12,498	RC

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Area	Year	Company	Holes, Feet		Type
Nancy Hanks	2009	GHC	62		RC
Willie	2009	GHC	30		RC
GHC	2009	GHC	10		RC
Other (Tiger)	2009	GHC	9		RC

Sub-total 2009	2009	GHC	111	37,763	RC

Nancy Hanks	2010	GHC	47	26,408	RC
Willie	2010	GHC	11	5,080	RC
Lead King	2010	GHC	5	1,790	RC
Grant & Hartford	2010	GHC	3	650	RC
Other (Dewey)	2010	GHC	3	930	RC

Sub-total RC	2010	GHC	67	34,848	RC

Nancy Hanks	2010	GHC	2	933	Core
Willie	2010	GHC	2	766	Core

Sub-total Core	2010	GHC	4	1,699	Core

11.2 Drilling Procedures

The Pegasus RC drilling was done by Stratagrout Drilling of Calgary, Alberta (8 holes) and O’Keefe Drilling of Butte, Montana (139) holes. All of the Stratagrout Holes and 24 of the O’Keefe holes were drilled using a Drill Systems Explorer 750 off- road drill buggy. The other 115 O’Keefe holes were drilled using a truck-mounted Jaswell 2400 RVC drill rig. RC hole diameter was 5 inches.

The majority of the Pegasus RC holes were drilled vertically or at -45 degrees with azimuths (generally 180 degrees) at right angles to the strike of the veins. The remaining holes were drilled at dips between -45 and vertical. Spacing of the rows of holes were generally in the order of 100 to 150 feet. Sample interval was 5 feet with 1 duplicate taken every 50 feet, except Holes NH-56 through NH 102, where duplicates were taken for every 5 foot interval.

Core holes drilled by Pegasus were twinned holes of Pegasus RC holes. Five of the six holes were in the Nancy Hanks area (including one in the Cascade) and the sixth hole was in the Grant Hartford claim area. Core size was HQ except for the lower portions of holes NHC-2 and NHC-4, where NQ was used after stopes were intersected.

Generally, the core holes results duplicated the RC results fairly well. Differences in some instances can be explained by geologic variability over short distances, greater or lesser recovery through high grade and stoped zones, and loss of circulation in the one RC hole. The core drilling also indicated that there was some down-hole contamination beneath very high grade veins in the RC drilling.

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During 2008, 2009 and 2010, Grant Hartford conducted a program of RC drilling to confirm the historic Pegasus data, to expand on mineralization identified by Pegasus and to drill test other targets. A core drilling program of 4 holes totaling 1699 feet was completed in 2010.

All Grant Hartford drilling was done by O’Keefe Drilling of Butte, Montana utilizing an Explorer 750 model as manufactured by Foremost Industries. RC drill-hole diameter is 5 inches. Drill holes are laid out in fans generally with azimuths of 180 degrees with holes at dips of -45, -60, -75 and -90 degrees. Fans are generally 40 feet apart in the Nancy Hanks (includes Nancy Hanks, Dewey, and Shamrock claims), Willie, and Cascade areas.

Samples were taken every 5 feet. Drill cuttings were collected by O’Keefe Drilling personnel under the supervision of, and assistance of, the Grant Hartford drill geologist. The cuttings flow is directed through a rig mounted rotary splitter with 5 to 10 lbs of sample collected per 5 foot assay interval and placed in a Grant Hartford sample bag. Each bag is marked with a Grant Hartford Hole ID number and interval. The sample rock chips are logged and examined by the drill geologist assigned to each of the two rigs. Those samples exhibiting mineralization are selected for assay by the drill geologist. The selected samples are delivered, by Grant Hartford personnel, to the Mount Powell Laboratory for sample prep and assay.

From the Pegasus documentation made available by Grant Hartford, interviews with O’Keefe management, and the reputation of Pegasus in the mining industry, it is concluded that the Pegasus drilling was done in accordance with industry standards.

Grant Hartford has conducted its drilling according to industry standards.

Pegasus documentation describing the procedures and results of the twinned core holes indicate that the RC drill programs provide representative drill results.

The orientation of the Pegasus and Grant Hartford drill-holes was from -45 degrees to -90 degrees with azimuth perpendicular to the strike of the deposits (generally 180 degrees). This is appropriate for deposits striking east-west and dipping at 30 degrees to the north, at the Garnet properties.

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For those holes drilled at a dip of -60 degrees the “True Width” equals the drilled width. For those holes drilled at a dip of -45 degrees and -75 degrees the “True Width” equals 0.966 x the drilled width. For those holes drilled at a dip of -45 degrees the “True Width” equals 0.866 x the drilled width. Resource/reserve calculations for the Grant Hartford deposits were done using Vulcan proprietary software. The software takes into account differences between true widths and drilled widths.

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Section 12 Sampling Method and Approach

12.1 Sample Methods

Pegasus

Partial information is available on the sampling methods used by Pegasus from documentation supplied and from interviews with O’Keefe Drilling personnel. The sample interval for the RC drilling was 5 feet. Sample lengths (as determined from the drill logs) for the core drilling program were determined by geological units and were equal to or less than 5 feet. No details on sampling are available for the Pegasus surface rock chip samples, trench samples and mine dump samples. It is assumed that the Pegasus sampling procedures met industry standards of the time (1989- 1992).

Grant Hartford

Grant Hartford RC drill samples were taken every 5 feet. Drill cuttings were collected by O’Keefe Drilling personnel under the supervision of, and assistance of, the Grant Hartford drill geologist. The cuttings flow is directed through a rig mounted rotary splitter with 5 to 10 lbs of sample collected per 5 foot assay interval and placed in a Grant Hartford sample bag. Each bag is marked with a Grant Hartford “Hole ID” number and interval. The sample rock chips (standard chip trays are used) are logged and examined by the drill geologist assigned to each of the two rigs. Those samples exhibiting mineralization are selected for assay by the drill geologist. The selected samples are delivered by Grant Hartford personnel to the Mount Powell Laboratory for sample prep and assay.

Samples determined to be waste are palletized and stored on site. All rejects from assay are returned and also stored on site. The site storage is a locked facility.

Grab and trench samples taken by Grant Hartford geologists are also submitted to Mount Powell Laboratory for assay.

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12.2 Distribution of Samples

A drill-hole location map is shown in Fig 14.1. Grant Hartford drill holes were generally laid out in fans at 40 foot spacing in 2008 and 2009 and was expanded to 50 foot spacing in 2010. Drill-hole fans consist of holes drilled with azimuth perpendicular to the strike of the mineralization and dips of -90, -75, -60 and -45 degrees. Only intervals warranting assay, as determined by the drill geologist, were selected for assay. This determination is based on a visual examination of cuttings in the chip trays.

12.3 Sample Quality

Based on available documentation, it is assumed that the Pegasus sampling methods for their RC holes met the industry standards of the time (1989-1992). Sample intervals in Pegasus core holes were related to units identified in the core logs.

The Grant Hartford sampling methods follow industry standards for RC samples. Sample intervals were generally 5 feet. Where possible, sample intervals were adjusted to meet changes in lithology when identified during drilling.

12.4 Factors Impacting Accuracy of Results

The RC samples were collected according to industry best practices and should produce a representative sample of the drilled interval. A comparison of core hole assays versus RC hole assays by Pegasus indicated fair reproducibility of results when RC holes were twinned with core holes. Due to the presence of high grade veins within the mineralized sections, small changes in hole location of twinned holes can produce variance in assay results. Pegasus reported that some down-hole contamination of intervals below high grade intersections did occur. The down-hole contamination is not considered significant.

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Section 13 Sample Preparation, Analyses and Security

Partial information is available on the sample preparation and assaying methods of Pegasus on the Garnet area properties now controlled by Grant Hartford Corporation. There is very little information on the analytical methods or Quality Control/Quality Assurance (QA/QC) practices. Pegasus was a major gold producer in Montana at the time and it is assumed that the Pegasus methods would have met the standards of that time (1990-1993). Assay certificates (including some original assay certificates) show that Pegasus used certified laboratories including Bondar Clegg, ALS Chemex and Silver Valley.

The sections below describe the sample preparation and analytical methods used by Grant Hartford.

13.1 Sample Preparation and Assaying Methods

All Grant Hartford samples from the Garnet project were taken to the Mount Powell Laboratory in Deerlodge, Montana. All samples were prepared and assayed for gold in the Mount Powell Laboratory, which does not have laboratory ISO certification.

Sample Preparation

The samples are taken to the laboratory by Grant Hartford personnel and placed into a receiving area where they are logged into the Mount Powell laboratory system. The samples are dried in a drying oven for a minimum of 12 hours at 220˚ F. Each dried sample is crushed two times to minimum of 80% passing 1/4 inch. A split of approximately 250 grams is ground to 80% -150 mesh to provide pulps for fire assaying. Once the samples are delivered to the Mount Powell Laboratory, no employee, officer, director or associate of Grant Hartford is involved in any aspect of the sample preparation procedures.

Sample Analyses

The samples are always analyzed for Au and Ag, by standard fire assaying procedures, utilizing a standard 1 assay ton charge weight (29.17 grams).

13.2 Quality Controls and Quality Assurance

Internal lab QA/QC consisted of random duplicates and re-runs of samples yielding higher gold values. Duplicates are performed using the same pulp, reruns are done in duplicate using a second spilt.

Grant Hartford did not insert standard reference samples, duplicates or blanks into the sample stream prior to submitting the samples to the laboratory. The Grant Hartford QA/QC program initially consisted of sending pulps to Norris Lab, Norris, Montana. Norris Lab does not have laboratory certification. Duplicate assays of the pulps and/or re-runs of reject portions of samples were performed on approximately

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2.5% of the samples prior to October, 2009 at the request of Grant Hartford Corporation.

In October, 2009 Grant Hartford began using ALS Chemex (Elko and Reno, Nevada) certified laboratories for check assaying of Mount Powell Laboratory results. Forty- five (45) selected samples from the 2009 drill program and 10 samples from the 2010 drill program were sent to ALS Chemex for re-assaying. A higher and lower variance between assay results of Mount Powell and ALS Chemex was shown with a bias towards higher values reported by Mount Powell. The variance is attributed to the nugget effect due to the existence of coarse gold particles in the samples being assayed and is most prevalent in the higher grade samples. In addition, five (5) of the higher grade samples (out of the 45 selected) were run for total metallics by ALS Chemex. Grant Hartford uses the average of all assays performed on a specific sample interval in their database.

Table 7. Summary of Check Assay Results over 0.05 oz/ton Au
	MT Powell Assays within X % of ALS Assays
CRITERIA	0%	10%	25%	50%	>50%	Total:
ALS> MT. POWELL	-	12	33	43	6	49
	-	10.7%	29.5%	38.4%	5.4%	43.8%

ALS< MT. POWELL	-	18	36	55	7	62
	-	16.1%	32.1%	49.1%	6.3%	55.4%

ALS = MT POWELL	1	-	-	-	-	-
	0.9%	-	-	-	-	1

	1	30	69	98	13	112
Totals:	0.9%	26.8%	61.6%	87.5%	11.6%	-

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ALS Assay - Mt. Powell Assay (Assays Over 0.05 oz/ton Au Only)
Relative Difference Oz./ton
2
1.5
1
0.5
0
-0.5
-1
-1.5
-2

ALS Assay - Mt. Powell Assay (Assays Over 0.05 oz/ton Au Only)
Relative Difference Oz./ton
0.3
0.2
0.1
0
-0.1
-0.2
-0.3

The Grant Hartford policy of re-assaying 1 in 20 (5%) samples at ALS Chemex or other certified lab instituted in November, 2009 remains in effect.

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Section 14 Data Verification

14.1 Quality Control Measures and Procedures

The drillhole database was constructed by Grant Hartford from the historic drill data of Pegasus Gold Inc. and the results of the 2008, 2009 and 2010 Grant Hartford drill programs. CDM performed checks on 10% of the drill holes, randomly selected. CDM found no errors in the construction of the database.

Grant Hartford drilled two holes to specifically twin holes drilled by Pegasus for verification purposes. One of the holes was drilled in the presence of CDM geologist Joseph Faubion who maintained chain of custody control of the samples from the mineralized sections of the hole until they were submitted to ALS Chemex for sample preparation and assay.

GHC contracted the diamond drilling of 4 core holes as part of the 2010 drill program. The collar locations of these core holes have not as yet been surveyed to determine their exact locations. A direct comparison of assay intervals in the core holes with assay intervals from the nearest RC holes is therefore not possible. The tenor of mineralization as shown by the assay results from intervals shows consistency between the adjacent RC and core holes.

Grant Hartford drilled numerous fans of infill RC holes between the fans of RC holes drilled by Pegasus. Grant Hartford results were in a range consistent with the Pegasus results from adjacent holes.

14.2 Basic Statistics of Twin Boreholes

Duplicate assay results were completed for selected intervals on RC/AR borehole 98- 09 and are shown in Table 8.

Table 8. Duplicate Assay Result Comparison
Depth Interval (ft.)	MT Powell Labs (oz Au/ton)	Chemex/ALS (oz Au/ton)
35-40.026		.104
70-75	<.006	.001
145-150.034		.039
175-180.050		.057
190-195	1.212	1.39
195-200.174		.160
205-210	<.006	.007
285-290.010		.008
320-325	<.006	.003
395-400TD	.010	.009

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14.3 Limitations

The database has been constructed from the historic Pegasus data, data from the Grant Hartford 2008, 2009 and 2010 drill programs and spot checked by CDM. The database accurately reflects the data that was produced by the Pegasus and Grant Hartford drill programs and the two drill programs are compatible with each other. There is no laboratory QA/QC data for the historic Pegasus data, however, Pegasus was a major exploration and gold mining company and used certified laboratories for their assaying.

Grant Hartford conducted twin drilling to validate the historic data. Although there are some differences in the grades of the mineralized intervals, the twin drilling is sufficiently similar to the original Pegasus drilling to validate the historic database.

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Section 15 Adjacent Properties

Presently there are no producing properties in the immediate area of the Grant Hartford property, nor are there any major exploration programs in the immediate area of the Grant Hartford property.

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Section 16 Mineral Processing and Metallurgical Testing

16.1 Metal Testing Analysis

The deposit contains gold that can be separated by conventional gravity concentration and by flotation. Test work used to lay out the process was supplied by Dawson Metallurgical Labs, DCM Science Lab and FLSmidth.

Mineralogy:

Mineralogy determination has been compiled from two sources as follows:

·	Microprobe analysis of ore core samples by Pegasus Gold in 1992
·	Bulk mineralogy of Rougher Tails and Pan Tails by DCM Science Lab in 2009

Overall mineralogy varied depending on the location and level of the sampling conducted, however general mineralogy can be summarized as follows:

Ore

·	Most of the precious metal mineralization appears to have been contemporaneous with pyritization and to have concluded prior to the last stage of silicification.
·	Oxidized and un-oxidized quartz vein material and granodiorite
·	Lightly propylitized intrusive showing quartz / calcite / pyrite veinlets.
·	Very small inclusions of Au (920 FN), hessite (AgTe2) & calaverite or krennerite (AuTe2) in pyrite grains localized by quartz / calcite veinlets.
·	Abundant coarse grained crystals of monazite (CePO4), associated with anatase and brookite (TiO2polymorphs).
·	Sulphides are sparse, but visible in veins
·	PM mineralization restricted to the quartz veins and petzite , calaverite or krennerite in pyrite
·	Chalcopyrite and galena are minor accessory sulphides
·	No rare earth minerals observed.
·	Mixed endo-, exo-skarn
·	Primarily oxidized quartz vein and altered granodiorite
·	Strongly chloritized and sheared intrusive with disseminated pyrite euhedra
·	TiO2polymorphs abundant in places
·	Traces of As tetrahedrite crosscuts in coarse pyrite grains.
·	Arsenopyrite, chalcopyrite, galena are rare associated sulphides
·	Heavily quartz veined, sericitized and chloritized intrusive with areas of relatively coarse pyrite.
·	Some iron oxide staining
·	Hessite (Ag2Te) and petzite inclusions in pyrite.
·	Zircon and apatite observed
·	Quartz is intergrown with calcite and ankerite/siderite.
·	Some iron carbonates have altered to iron hydroxides.

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·	Coarse pyrite present and altered to secondary iron minerals
·	Disseminated magnetite is abundant in the less altered wallrock.

Rougher Tails

·	Quartz 30%, Dolomite 20%, Plagioclase 12%, K-Feldspar 10%, Biotite 10%, Chlorite 8%, Calcite 5%, Amphibole 5%, Pyrite/Pyrrhotite <1%, Magnetite/Ilmenite <1%, Silver/Argentite <1%, Gold <1%
·

Silicates are the dominant phase. Quartz occurs as angular fragments and mosaic aggregates that vary greatly in size from 10μm up to 400μm. Quartz shows some attachment to feldspar. Feldspar includes both plagioclase and k-feldspar that have individual grain measurements between 10μm and 400μm. Some of the feldspar display mild seritization. Iron silicates are well represented and include amphibole, biotite mica and chlorite. Amphibole tends to be the coarsest and occurs as cleavage fragments and stubby prisms up to 500μm. Biotite and chlorite are often intergrown and reach dimensions up to 300μm. Associated with the iron silicates are traces of magnetite and ilmenite with a grain size that does not exceed 150μm. Some magnetite shows mild hematite alteration. Carbonate is represented by calcite and dolomite. Dolomite is fairly coarse with a grain size up to 400μm. Calcite is much finer with an upper grain size in the 100μm range. A trace of sulfide mineralogy is present and includes pyrite and pyrrhotite. Both sulfides are in the 25μm to 100μm grain size. Several grains were evaluated by SEM/EDS and carry no identifiable gold. However, one small 10μm grain was identified with light microscopy as a free grain. SEM/EDS did identify a free grain of native silver and a small grain of argentite included in a fragment of quartz.

Pan Tails

·

Pyrite 25%, Calcite 17%, Dolomite 13%, Quartz 11%, Chlorite 8%, Biotite 7%, Plagioclase 7%, K-Feldspar 6%, Amphibole 3%, Chalcopyrite 1%, Galena 1%, Pyrrhotite 1%, Bornite <1%, Magnetite/Ilmenite <1%, Petzite <1%, Gold <1%

·

Like the previous sample, this sample is largely composed of non-sulfide phases but tends to be much finer grained. Carbonate is well represented and measures from 2μm up to 50μm for most grains. However, some dolomite fragments measure up to 200μm. Quartz occurs as angular fragments that rarely measure beyond 200μm. Feldspar is also very fine grained with measurements in the 2μm to 50μm range. Amphibole is generally seen as small cleavage fragments and biotite/chlorite usually occurs as single platelets in the 10μm to 80μm range. A trace of magnetite/ilmenite occurs as small 20μm to 50μm grains. Sulfide mineralogy is well represented and varied. Pyrite is the dominant sulfide and has the coarsest texture. Grains are generally angular, measure from 2μm to 400μm and show good liberation from other phases. Chalcopyrite, pyrrhotite and galena also show good liberation and typically measure from 2μm up to a maximum of 200μm. A trace of bornite is present and does not exceed 100μm in size. SEM/EDS indicates the presence of gold mineralogy included in pyrite. A gold/silver telluride that likely

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represents petzite occurs as very small inclusions with a grain size of 1μm to approximately 5μm for the largest grains. Its occurrence in pyrite varies from single grains to small clusters and is seen in less than one percent of the pyrite grains. In addition an aggregate of gold telluride and galena was also identified with a grain size of approximately 15μm. A small 15μm grain of free gold was also detected using light microscopy.

Metallurgical Testing

Procedures:

CDM retained Dawson Metallurgical Labs (DML) in Salt Lake City to perform metallurgical testing on individual samples provided by Garnet Mining as follows:

1)	Initial Test Work – Results in Appendix B
2)	Additional Test Work – Results in Appendix C
2)	Follow-up Test Work – Results in Appendix D

1)

The initial test work (Appendix B) was conducted to evaluate the content of and feasibility of recovering precious metals and other payable base metals. This information would then be utilized to design and engineer the process for recovery of these payable metals.

This test work included the following procedures:

·

Conduct gravity recoverable gold (GRG) tests using a Knelson centrifugal concentrator. The sequential test was performed at a nominal 95% passing 1700, 212 and 100 microns (tailings were reground and rerun through the Knelson). The test determined the free milling gold content of the sample at three different grind sizes.

·	Conduct a series of kinetic bulk sulfide flotation tests on the Knelson gravity tailings at seven different grind sizes ranging from P80= 82 to 354 microns.
·	Conduct Knelson gravity – bulk sulfide flotation using the “optimum” grind as established.
·	Conduct acid-base accounting on head and flotation tailings samples on each of the samples.
·	Conduct a Bond work index (BWI) test at a closing size P80=150 microns (100 mesh).
·	Conduct an ICP scan on head samples from each of the samples.
·	Enlist Dorr Oliver EIMCO (DOE) to conduct thickening and filtration tests on a flotation tailings samples generated from individual samples.
·	Return water samples from flotation test work were sent to CDM for detailed analysis.

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2)

Additionally test work (Appendix C) was conducted on a separate Master Composite (MC) to evaluate the feasibility of upgrading bulk sulfide rougher flotation concentrates into a low weight, high purity gold bearing final concentrate that could be effectively processed on site to generate a dore metal.

This test work included the following procedures:

·	Conduct a confirming test on the current MC following the Knelson gravity/bulk sulfide flotation procedure used in the previous work (P- 4080). The sample was ball mill ground to a P80=191 microns.
·

Conduct 2 separate, 16 kg Knelson gravity tests on ball mill ground MC to a P80=190 microns, followed by bulk sulfide rougher flotation tests on each of the Knelson tails to generate rougher concentrates. The Knelson concentrate was hand pan for a final product.

·	Conduct two separate tests on the rougher concentrates.
·	Conduct a single stage cleaner flotation test of the rougher concentrate without regrinding and at a natural pH=8 (T-2).
·	Hand pan the rougher concentrate into a small weight hand pan concentrate (T-2A).
·	Send the remaining rougher tails to CDM in Bellevue, WA for geotechnical work.
·	Conduct an assay screen test from a split of rougher tailings from T-2. Assay each fraction for gold.
·	Have mineralogy work conducted by DCM Science on rougher tailing and rougher concentrate hand pan tails from T-2A, to determine the gold occurrence in each sample.
3)	Follow-up test work (Appendix D) conducted in March 2010 on new Willie and Nancy Hanks Composites using additional individual intervals containing higher gold values were conducted.

This test work included the following procedures:

·	Grind each composite to a targeted P80=190 microns (established in earlier work).
·	Conduct a confirming test on each composite following the Knelson gravity/bulk sulfide flotation procedure used in previous work (P-4080).
·

Conduct selective Au reagent flotation scoping tests on Knelson gravity tails to determine if a low weight, high Au grade flotation concentrate could be produced. The Willie/Nancy Hanks MC was used in this test work. Three separate tests were conducted.

·	Three (3) Au flotation reagents were evaluated for selective resistance to pyrite recovery:
·	T-5A - Cytec A-208 (dithiophosphate)
·	T- 5B – Cytec 3418A (dithiophosphinate)
·	T-5C – Cytec XD-5002 (modified thionocarbamate)
·	Conduct a 48 hour NaCN kinetic cyanide leach test on each composite ground to a targeted 35% +100 mesh (150 microns) using 2 lb NaCN/t

16-4

solution at 30 % solids and pH=11.3 (adjusted w/ Ca(OH)2). Smallsolution samples were taken at 4, 8 and 24 hours, and assayed for Au. A second solution sample was taken at the same times, titrated for free cyanide, and adjusted to 2 lb NaCN/t solution if necessary.

·	Generate approximately 2 kg of MC flotation tailings using “optimum” flotation conditions. Ship the tailings to CDM’s office in Helena, Montana.

Results:

1)	Initial Tests (Appendix B)

·

All Knelson gravity concentrates contained visible free gold in varying amounts and sizes, along with pyrite and magnetite. Typically the free gold averaged 50 microns in size with a top size of 300 microns in size. In general, the gold was nugget shaped and appeared to be of high purity.

·	The average Au assay grade was 0.098 opt.
·

Gravity separation accounted for 30 - 45% of the overall recovery in 0.04% of the total weight with concentrates assayed 10.6 opt Au. Gravity / Knelson concentration preceded all bulk flotation testing.

·	Results from the kinetic bulk sulfide flotation tests at various grind sizes show that the highest gold recovery was achieved at a primary grind P80=187 microns.
·

An overall gold recovery of 79% was realized from the combined gravity / bulk flotation producing a concentrate assaying 3.25 opt Au containing 3.2% of the total processed weight. Results are based on 8 minutes of flotation time of the Knelson tails

·	Results from the Bond Work index (BWI) test at a closing size of 100 mesh (150 microns) show a power requirement of 12.78 kWh/short tonne (14.09 kWh/metric tonne).
·	Flotation water samples were generated from two separate tests and sent to CDM for detailed analysis.
·	ABA results show that all of the flotation tails had a net neutralizing capacity that ranged from 16.5 to 200 tons CO3/1000 tons flotation tails.
2)	Additional Testing (Appendix C)
Results of subsequent test work on the Master Composite (MC) were comparable to those obtained on the above initial testing as follows:

·

Free gold was observed in all hand pan and flotation concentrates, and varied in size from 750 microns to 50 microns in size. In general the average size of the free gold was 50 microns, and appeared to be of high purity.

·

A high gold grade cleaner flotation concentrate was not achieved during the current test program (no concentrate regrinding and at a pH=8). The concentrate contained primarily pyrite. No pyrite depressant(s) were added to this test.

·	A product containing 155 opt gold was obtained in a 0.02% weight combined Knelson hand pan and rougher concentrate hand pan concentrate. However the combined gold recovery was only 33%.

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·	Based on results of a flotation tails assay screen test, gold remaining in the tails appears to be associated with non-sulfide gangue material.
3)	Follow-up Testing (Appendix D)

Gravity / Flotation

·	The Au head assays were 0.333 opt Willie and 0.260 opt Nancy Hanks
·	Recoveries from combined Knelson gravity/bulk sulfide flotation were 96.6 % Willie and 94.7% Nancy Hanks.
·	Approximately 40% of the total Au reported to the Knelson concentrate.
·

The combined concentrates assayed ranged from 8.1 to 11.0 opt Au for an average of 9.5 opt Au. These results compare to previous work (P-4105 MC), with a gold recovery of 82% and gold grade of 4.2 opt at a P80=191 microns.

·	All gravity hand pan concentrates contained free gold that ranged in size from 50 to 2500 microns. The average Au size was 50-100 microns reporting to test products.
·	Confirming tests on each composite using the Knelson gravity/3418A/bulk sulfide flotation scheme show that greater than 94% of the Au was recovered with concentrate assays on average of 8 opt Au.

MC Selective Flotation Reagent Test Results

·	Results of the selective flotation reagent test work show that there was not a distinct “winner” in producing a high Au grade flotation concentrate from the Knelson gravity tails.
·	Flotation concentrates from each selective reagent test contained fine free gold that averaged 50-100 microns in size along with significant pyrite.
·

Results show that flotation concentrate Au grades ranged from 3.7 to 8.3 opt Au and recovery ranged from 28 to 36% Au. Cytec reagent 3418A yielded the highest Au recovery (36%) into the flotation concentrate, yet the Au grade was only 6.4 opt.

·	Since 49-58% of the total gold was recovered in the gravity concentrate, it may be difficult to produce a low weight, high Au grade flotation concentrate from the MC gravity tails.

Kinetic Cyanide Leach Test Results

·

Results show that 91% of the Au from the Willie sample and 96% of the gold from the Nancy Hanks sample was extracted after 48 hours. Greater than 80% of the total Au leached from each sample was extracted after 24 hours.

·	The optimum grind appeared to be 35% +100 mesh (150 microns).

16.2 Mineral Processing

Mining

Present plans for mining at the Garnet Project are focused on underground mining methods in order to minimize the area of surface disturbance. Only 5 acres of

16-6

disturbance is allowed in order to preserve the Small Miner’s Exclusion status as defined in the Metal Mines Reclamation Act. Grant Hartford is considering underground decline access to the Willie deposit or the underground portion of the Nancy Hanks deposit. Following decline access either conventional shrinkage or sub- level retreat mining methods would be used for ore extraction.

Coarse Ore Handing / Primary Crushing (PFD 505-100)

Daily mine production / mill feed will be between 250 and 300 tons per day (tpd). Initial land disturbance for the mill is limited to 5 acres. Visual and noise impacts were considered in the design of the mill. Cyanide will not be used to process the ore or concentrates. The various mines are located within one mile of the proposed mill site. The ROM ore will be transported to and discharged directly into the crusher feed hopper or stored in a stockpile area adjacent to the hopper. The ore is expected to be less than 24” in size. At the bottom of the feed hopper a vibrating grizzly feeds the material into a jaw crusher while removing particles < 2” in size. The ore is crushed using a 24” x 36” jaw crusher to < 2”in size. The jaw crusher has been sized for a capacity of 2000 tons tpd to allow for a shorter operating time.

Mining / Haulage
Stockpiling / Blending
Primary Crushing
flywheel
vibrating feeder
eccentric shaft & bearing
fixed jaw
moving jaw
groove block assembly
toggle
drawback rod
Sizing / Screening
Secondary Crushing
Ore Storage
To Mill

The combined ore from the grizzly underflow and crusher product are collected on a belt that transfers the coarse ore to a 24” wide conveyor set at an 18° incline. The ore is then delivered to an ore bin tripper belt for distribution to one of two coarse ore bins, which store a day’s worth of mill processing capacity. The coarse ore is then metered from the bins onto a belt that feeds a vibrating sizing screen prior to Fine Crushing.

Secondary / Fine Crushing (PFD 505-100)

Coarse ore is sent to a 4’x 12’, double deck, vibrating sizing screen via a 24” wide inclined belt. The top screen has a ¾” wire mesh and the bottom screen has a 3/8” wire mesh. Ore passing the 3/8” screen is conveyed directly to a fine ore storage bin. Larger ore is discharged into a 3’ dia. “Standard” cone crusher where it is crushed to minus ¾” (19 mm).

Material from this crusher is then conveyed to a 3’ dia. “Shorthead” cone crusher that produces a product of - 3/8” (9 mm). All crusher products are recirculated back to the vibrating screens to allow - 3/8” (9 mm) material to pass through the bottom screen.

The - 3/8” (9 mm) material is then transferred, via a 24” wide conveyor belt, to the fine ore bin which stores 8 hours of mill production. Ore from the fine ore bin feeds onto a belt which discharges into the ball mill feed hopper.

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Ball Mill Grinding (PFD 505-101)

The fine ore is combined with water, reagents and a slurry of recycled, oversize ore and metered into an 8”x9’ ball mill via a feed belt. A 600 HP motor provides the required 12.78 KWH/ton to grind to the ore to the desired size of 180 micron. The mill will use a charge of balls between 1.5 and 3” in diameter as a grinding media. The optimum mill pulp density and ball loading will be determined during operation (typically, 65% solids and 40% ball charge are used). After grinding, the ore slurry is discharged into a tank where the slurry is pumped to cyclones to size the material for further processing. Coarse underflow from the cyclones is sent back to the ball mill hopper for further grinding. A typical recirculating load for the ball mill is 150%. The actual load will be determined during operation. The ball mill product is pumped to the cyclone separators where the slurry is directed to either the gravity separator or bulk flotation units for metal recovery.

Cyclone Separation (PFD 505-101)

Gravity #1
Grinding
Table #1
Gravity # 2
Flotation
Table #2
Thickening
Refinery
Filtering
Thickening
Smelter
To Tails

Two types of cyclones will be used. Conventional 26” (G max type) cyclones will be used to produce a very fine feed of 100 mesh (150 microns) particles for the flotation units. Flat-bottom cyclones will provide a coarser feed of 50 mesh (300 microns) particles for the Gravity Separation circuit. Underflow from both cyclones is returned to the ball mill hopper for further grinding.

Gravity Concentration (PFD505-102)

The gravity separation circuit will use “Knelson” equipment. The Knelson Separation/Concentrator creates large centrifugal forces to separate high-density particles, which tends to concentrate any coarse gold present. It is a batch process that continues until a catch basin is filled. The separation/concentration procedure is then halted while the product is removed from the catch basin. This process is repeated as often as is necessary to maintain pace with the rest of the milling operation.

The concentrate from the gravity separator is stored until a sufficient amount is available, at which time it is processed through a secondary gravity separation process using a “Gemini” table. Tailings from the gravity separator/concentrator are

16-8

returned to the ball mill discharge chute for recycling to the cyclones for enhanced recovery.

Bulk Flotation (PFD 505-103)

The slurry intended for the bulk flotation units is first pumped to a conditioning tank where reagents are added. The conditioned slurry is then pumped to the flotation cells (4 - 100 ft3). The bulk flotation products are a concentrate, calculated at 2.6% of feed by dry weight and tails calculated at 97.4% of feed by dry weight. Both are pumped as a slurry (containing 30% – 40% solids) to separate thickeners for initial solid/liquid settling/separation. The thickened products contain 60% - 65% solids.

Each thickened product (concentrate and tails) is then pumped to a disc filter for further dewatering. The moisture content of the final product is < 15% and can be transported by mechanical means. The tails are disposed of and the concentrate is sent to the refining furnace.

16.3 Concentrate Treatment

Fire Refining (PFD 505-104)

The gravity and bulk concentrates are collected and stored for fire refining. During this process the concentrates are mixed with flux and smelted in a refining furnace to produce a doré metal. A refining area is included in the design and cost estimate of the processing plant, with a nominal concentrate refining capacity of 500 to 1000 pounds per day. Since trace amounts of impurities will remain, the doré bars must be sent to a refinery for further processing.

Appendix E includes design sheet for the milling and refining project elements.

16.4 Tailings Handling

Mill tailings will be placed in a lined repository adjacent to the mill facility. Dry, stackable tailings will hauled the short distance from the mill site and stacked on the lined impoundment. Draindown and meteoric waters will be pumped back to the mill for use as make-up water in the milling process.

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Section 17 Mineral Resource and Mineral Reserve Estimates

Grant Hartford Corporation purchased a Maptek/Vulcan 3D software package for the modeling of the Garnet ore bodies and the calculation of mineral resources. J. Robert Flesher, a graduate geologist and Vice-President, Geology of Grant Hartford Corporation used the Vulcan software to prepare sections and ore body solids for the Garnet ore bodies. CDM manually verified the Flesher calculations for the underground Willie and Nancy Hanks ore bodies. Jessica Wempen, a mining engineer with Maptek/Vulcan designed a small pit and calculated the mineral resource in a portion of the Nancy Hanks surface ore body with the constraint that the pit was limited to a footprint of 3 acres. Parameters used in the Maptek/Vulcan model calculations by Wempen were as follows: Bench Height 15 feet, catch bench of 22 feet every 60 feet and final face angle of 3:1.

17.1 Mineral Resources

Mineral resources do not have the demonstrated economic viability required for classification as reserves.

The following list summarizes the key assumptions, parameters and methods used in the resource calculation by Mr. Flesher.

·	An overall density of 171.7 lbs/ft3 or .0859 tons per cubic foot or 11.65 cubic feet per ton was used for these calculations.
·

Block and grade estimations were done using inverse distance squared. This estimation area uses a large “mineralized zone” model, based on the drilling conducted by Pegasus Gold, and the drilling done by GHC in 2008, 2009 and 2010. All search distances are based on average drill spacing of between forty and fifty feet along strike and are based on 5 foot sample-length composites.

·	Grade Classification:
·	Measured resources (Category 1) are those within 60 feet of the 5 foot composites.
·	Indicated resources (Category 2) are those between 60 feet and 80 of the 5 foot composites.
·	Inferred resources are those between 80 feet and 100 feet of the 5 foot composites

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Table 9. Nancy Hanks Area Surface Accessible Category 1 (Measured) and Category 2 (Indicated) Resource Calculations

Sub-Area	Estimate	Category	Tons	Troy Ounces	Oz/ton
Nancy Hanks	2010	1	4,229,104	127,589.026
		2	8,390,336	162,116	023
Dewey	2010	1	739,255	17,626.051
		2	1,257,351	30,133.039
Shamrock	2009	1	1,620,622	60,278.037
		2	2,046,041	73,358.036
International	2009	1	91,645	2,436.027
		2	5,353,578	208,211.039
Totals		1&2	23,727,932	681,747	>.029

Category 1 (Measured) and Category 2 (Indicated) Resources in the Nancy Hanks Area (surface accessible) were calculated and total 23.73 million tons grading .029 troy ounces of gold per ton and containing a total of 681,747 troy ounces of gold.

Calculations were also performed to determine the size of the mineral resource, of a higher grade, believed to be suitable for underground mining in the Nancy Hanks, Willie and Tostman areas.

Nancy Hanks to International Area Underground Inferred Resource

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A longitudinal section of this area (azimuth 270 degrees, dip 38 degrees) was constructed. Pierce points of drill holes were plotted on the section. Values calculated by multiplying the true thickness times the weighted average grades of the thickness were assigned to the mid-point of the appropriate drill-hole intervals. Plotted values were then contoured, resulting in irregular ellipses of alternating high and low values. A value of 1.0 (grade x true thickness) was chosen as the boundary between the high and low value ellipses.

The elliptical ore shoots represent dilational openings along reverse fault surfaces and bedding plane slip surfaces, along which gold-bearing veins were deposited. The ore shoots follow steps in the slip surfaces at the intersections of conjugate fractures. The intersections parallel the axis of the Deep Creek anticline, which plunges northwest in this area. The ore shoots therefore pitch gently toward the northwest, forming a series of irregular ellipses on the longitudinal sections. The outcrops of the higher value

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ellipses coincide with the outcrop of each of the Nancy Hanks, Shamrock, Dewey, and International veins. This pattern of alternating higher and lower value ellipses is believed to correspond to the pinches and swells described by Pardee who was able to map the underground workings in 1918.

The area, the average true thickness, and the weighted average grade of each of the higher valued ellipses were calculated. Multiplication of the areas times each of their average true thicknesses resulted in volumes for each ellipse which were converted to tonnages using the specific gravity of the ore. The ellipses were extended to include the area 150 feet westerly of the Nancy Hanks drilling. Additional ellipses of higher values are expected above and to the west of the Nancy Hanks ellipse but are not accounted for in these calculations as there are as yet, no drill holes in this area. Additional ellipses of higher values are expected below and to the east of the International (possibly corresponding to the Austin and Gold King showings to the east) but are not accounted for in these calculations, as there are as yet, no drill holes in this area.

Calculations for the Nancy Hanks area veins using this method yielded 727,495 tons grading 0.223 oz. Au/ton and containing 162,257 ounces of gold. After deducting the measured and indicated quantities in the Nancy Hanks underground which were calculated using the Vulcan software (251,714 tons containing 60,144 ounces), a resource of 475,781 tons grading 0.194 oz. Au/ton and containing 92,113 ounces can be inferred in the Nancy Hanks area veins.

A second calculation was done utilizing the same number of drill holes in each ellipse (resulting therefore in the use of identical ellipses) but maximizing the grade of the drill intercepts where multiple assay intervals comprised a composite.

Calculations for the Nancy Hanks area veins, using this second method of maximizing the assay value of composite intervals yielded a higher average grade but resulted in a lower number of ounces and tons. This calculation resulted in 416,368 tons grading 0.350 oz. Au/ton and containing 145,620 ounces of gold. After deducting the measured and indicated quantities in the Nancy Hanks underground which were calculated using the Vulcan software (251,714 tons containing 60,144 ounces), a resource of 164,654 tons grading 0.519 oz. Au/ton and containing 85,476 ounces can be inferred in the Nancy Hanks area veins.

Willie Area Underground Inferred Resource

A longitudinal section of this area (azimuth 310 degrees, dip 45 degrees) was also constructed. Pierce points of the drill holes were plotted with values calculated using the same procedures as described above for the Nancy Hanks area. The same pattern of ellipses of alternating higher and lower values as seen in the Nancy Hanks area seems to also be evidenced by the Willie drill results, although limited thus far to only two ellipses of higher values. Evidence of a fault striking at approximately 045 degrees appears to have dropped the south-easterly side of the Willie vein and moved it northeasterly. This fault appears to correspond to the jogs in drifts mapped on the adjacent Lead King workings. The upper elevation higher values ellipse is split and

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off-set by this apparent fault. The lower elevation ellipse of higher values is not evident on the south-east side of the apparent fault. This is attributed to the lack of deeper drilling required by the drop on this side of the apparent fault and the increasing surface elevation as one moves to the south-east. It is expected that the pattern of the upper elevation ellipse will be repeated and evidenced when deeper drilling is done in this area. Repetition of the higher values ellipse on the SE side of the fault would also conform to the pattern evidenced in the Nancy Hanks area drilling.

A resource in the Willie area, utilizing the contours plotted and measured in the attached diagram, and including the area to the south-east of the fault is inferred. When composite values using assay results greater than 0.1 opt were used, the inferred resource was calculated to be 69,258 tons grading 0.304 oz. Au/ton and containing 21,089 ounces of gold.

A second calculation maximizing the grade of the drill intercepts as described above was done. The inferred resource was calculated to be 44,563 tons grading 0.413 opt and containing 18,406 ounces. A portion of this inferred resource is included in the measured resource quantity.

Tostman Area Underground Inferred Resource

A longitudinal section of this area (azimuth 253 degrees, dip 39 degrees) was also constructed. Pierce points of the drill holes were plotted with values calculated using the same procedures as described above for the Nancy Hanks area. The same pattern of ellipses of alternating higher and lower values as seen in the Nancy Hanks area seems to also be evidenced by the Tostman drill results, although limited thus far to only two ellipses of higher values.

A resource in the Tostman area, corresponding to the contours plotted and measured is inferred. When composite values using assay results greater than 0.1 opt were used, the inferred resource was calculated to be 143,545 tons at 0.177 oz Au/ton grade containing 25,407 ounces of gold.

A second calculation maximizing the grade of the drill intercepts as described above was done. The inferred resource was calculated to be <FONT class="ft19">91,496 tons grading 0.219 opt and containing 20,037 ounces.

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These quantities are summarized in the following table.

Table 10. Inferred Resources - Underground Mining
Area	Tons	Grade	Troy Ounces
Nancy Hanks	727,495	0.223 oz. Au/ton	162,257
Willie	69,258	0.304 oz. Au/ton	21,089
Tostman	143,545	0.177 oz Au/ton	25,407
Total	940,298	.222 oz Au/ton	208,753
Inferred Resources - Underground Mining
(Maximizing Grade)
Area	Tons	Grade	Troy Ounces
Nancy Hanks	416,368	0.350 oz. Au/ton	145,620
Willie	44,563	0.413 oz. Au/ton	18,406
Tostman	91,496	0.219 oz. Au/ton	20,037
Total	552,427	0.333 oz. au/ton	184,063

Mineral Reserves

Included in the above resources, a proven reserve of 74,500 tons grading 0.22 oz. Au/ton was outlined in the Willie underground. A proven reserve of 47,300 tons grading 0.182 oz. Au/ton plus a probable reserve of 12,700 tons grading 0.200 oz.

Au/ton was outlined in the Nancy Hanks underground deposit. The Nancy Hanks underground quantities are included in the over-all Nancy Hanks resource listed above. The Willie and the Tostman underground quantities are in addition to the over-all Nancy Hanks resource.

Table 11. Mineral Resources/Reserves – All Categories

Sub-Area	Category	Tons	Ounces	Oz/ton
Nancy Hanks (S)	M & Ind	12,619,440	289,705.023
Dewey (S)	M & Ind	1,996,606	47,759.024
Shamrock (S)	M & Ind	3,666,663	133,636.036
International (S)	M & Ind	5,445,223	210,647.039
Nancy Hanks (U*)	M & Ind	195,909	49,706	0.254
Nancy Hanks (U)	Inferred	475,781	92,113	0.194
Marble (U*)	M & Ind	8,667	2,692	0.311
Marble (U)	Inferred	591	122	0.206
Tostman	Inferred	143,545	25,407	0.177
Willie	Inferred	13,384	7,395	0.553
Willie	Proven	55,874	13,694	0.245
Totals	All Categories	23,932,068	820,748	0.034

S – Surface accessible U – underground accessible, U* included in Surface Quantities

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The following table is provided as a guide to the classification of contained ounces in the above listed tonnages and should be read in conjunction with and reference to the above table.

Table 12. Contained Ounces

	Resources		Reserves
	Measured &	Inferred	Proven	Probable
	Indicated
Nancy Hanks (S)	289,705
Nancy Hanks (U*)	49,706	92,113
Dewey (S)	47,759
Shamrock (S)	133,636
International (S)	210,647
Marble (U*)	2,692	122
Tostman (U)		25,407
Willie (U)		7,395	13,694
Totals	681,747	125,037	13,694

S – Surface accessible U – underground accessible, U* included in Surface Quantities

17.2 Drill Hole Database

A copy of the drill hole database was made available to CDM. CDM verified the accuracy of data entered by verifying approximately 10% of the entries on a random basis.

17.3 Specific Gravity

Tests were conducted by Dawson Labs, Salt lake City, Utah on “Run of Mine” ore at the request of Darrell Himmesoete of CDM. Dawson reported a specific gravity of 2.69 g/cc =168 lbs per cubic foot therefore 11.9 in-situ cubic feet of ore weighs 1 ton. This compares to 171.7 lbs per cubic foot and 11.65 in-situ cubic feet per ton resulting from Grant Hartford in-house density tests. Mr. Flesher used 171.7 lbs per cubic foot in his Vulcan calculations.

17.4 Compositing

A five foot sampling interval was used by both Pegasus and Grant Hartford for their respective RC drill programs. Consequently, when compositing, a minimum 5 foot interval resulted.

17.5 Capping High Assays

In order to avoid any disproportionate influence of random, anomalously high grade assays on the resource average grade, CDM examined the assay grade distribution

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within the mineralized lenses to assess the need for grade capping. High-grade outliers can lead to overestimation of average grades unless some means of moderating the effect of the highest grade samples is applied. A common method for accomplishing this is by cutting (or capping) high assays at some predetermined level prior to grade estimation. This pre-determined level is generally equal to or greater than 1.0 oz Au/ton An examination of the 10,114 composites values used in the resource estimation revealed that only 21 values greater than 1 oz. Au/ton were used. It was concluded that there was no need for capping high assays for resource calculations at the Garnet Project of Grant Hartford Corporation,

17.6 Variography

Variogram analysis was performed on the Garnet data and the “normal” or “usual” co-relation between points evident in large disseminated deposits was not found. Variography was unsuccessful for the Nancy Hanks and Willie deposits. Geostatistical analyses of the composites were unsuccessful in evaluating search parameters for use in the grade estimation. Search ellipsoids were created with specific rotation angles for each zone. The orientations for the search ellipsoids were derived from visual examination of the average strike and dip of the vein deposits. Variogram analysis is usually utilized to determine the distance beyond which there is no correlation between the composites, thus setting an upper limit for a search distance. Mr. Flesher’s decision to use a search distance of 100 feet in his resource calculations can be considered conservative.

17.7 Grade Estimation

In those area where Maptek/Vulcan software was used to calculate a mineral resource, the software automatically provided a weighted average grade for the drill- hole composites. In those areas where an Inferred underground resource was calculated using a longitudinal section the composites of all drill-hole intersections were created using weighted average grades. Weighted averages of the drill hole composites for each ellipsoid were used to calculate an average grade estimation and thickness for the ore within each ellipsoid.

17.8 Model Validation

CDM used a number of methods to validate the block model Mineral Resource estimate compiled by Mr. Flesher. The block models were visually checked in plan and section views to compare block grades with the drill hole grades, and ensure that the interpolation honored the composites. The visual comparisons of block grades with composite gold grades showed a reasonable correlation between the values. No significant discrepancies were apparent between the plan and section views. The drill hole data are fairly evenly spaced and significant higher grade data clustering are not evident.

17.9 Mineral Resource Sensitivity

Table 13 relates net project revenue in 1000’s of dollars for various prices per ounce for gold. The price of gold is the most significant sensitivity factor affecting the

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Garnet Gold Project. The average price of gold based on the London pm fixing for the period January 1, 2008 thru December 31, 2010 is $1,023.19 (USD). (Appendix F)

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Table 13. Mineral Resource Sensitivity (Gold Price)
Willie Proven Reserve 55,874 tons @ 0.245 opt = 13,694 ounces
Gold - $ per Ounce	800	927.67	1000	1023	1100	1200	1300	1400	1600	1800
000's of dollars
Mine Dev. Cost Waste	$3,303	$3,303	$3,303	$3,303	$3,303	$3,303	$3,303	$3,303	$3,303	$3,303
Mine Dev. Cost Ore	$1,305	$1,305	$1,305	$1,305	$1,305	$1,305	$1,305	$1,305	$1,305	$1,305
Mining Cost @ $20 per ton	$991	$991	$991	$991	$991	$991	$991	$991	$991	$991
Backfill Cost@ $10 per ton	$464	$464	$464	$464	$464	$464	$464	$464	$464	$464
Mill Cost @ $18 per ton	$1,193	1193	1193	1193	1193	1193	1193	1193	1193	1193
Trucking @ $25 per ton	$1,656	$1,656	$1,656	$1,656	$1,656	$1,656	$1,656	$1,656	$1,656	$1,656
Total Expense	$8,912	$8,912	$8,912	$8,912	$8,912	$8,912	$8,912	$8,912	$8,912	$8,912

Total ounces rec @ .90	12,325	12,325	12,325	12,325	12,325	12,325	12,325	12,325	12,325	12,325
Total revenue	$9,860	$11,434	$12,325	$12,608	$13,558	$14,790	$16,023	$17,255	$19,720	$22,185
Mill Premium for Au >0.1 opt	1415	1641	1769	1810	1946	2123	2300	2477	2831	3184
Royalties (5%) and Taxes (2.7%)	759	880	949	971	1044	1139	1234	1329	1518	1708

Net Revenue	($1,226)	$0	$695	$916	$1,656	$2,616	$3,577	$4,538	$6,459	$8,380

If additional ore is discovered adjacent to the existing reserve, mine development costs will only increase incrementally while revenue would increase in direct proportion to the quantity of additional gold produced. The effect is shown in the table below for specific quantities of ore at similar grade and gold at $1000 per ounce.

Table 14. Mineral Resource Sensitivity ( Tonnage)

Willie Mine Proven Reserve
Base Case 66,258 tons
66258 diluted tons @ 0.2067 opt
Tons	66,258	75,000	85,000	95,000	105,000
Mine Development Cost
Ramp	$2,458	$2,458	$2,458	$2,458	$2,458
Mine Dev Cost Waste other	$845	$956	$1,084	$1,212	$1,339
Mine Dev Cost Ore other	$1,305	$1,477	$1,674	$1,871	$2,068
Mining Cost @ $20 per ton	$991	$1,122	$1,271	$1,421	$1,570
Backfill cost @10 per ton	$464	$525	$595	$665	$735
Custom Mill Cost @ $18 per
ton	$1,193	$1,350	$1,530	$1,710	$1,890
Trucking @ $25 per ton	$1,656	$1,875	$2,125	$2,375	$2,625

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Total Expense $$	$8,912	$9,764	$10,738	$11,712	$12,686

Total ounces recovered @ .90	12,326	13,952	15,813	17,673	19,533
Total revenue, Gold @ $1,000	$12,326	$13,952	$15,813	$17,673	$19,533
Mill premium on grade >0.1
opt	$1,769	$2,002	$2,269	$2,536	$2,803
Royalties (5%) and Taxes
(2.7%)	$949	$1,074	$1,218	$1,361	$1,504

Net Revenue	$696	$1,112	$1,588	$2,064	$2,540

It is expected that the actual vein widths will be narrower and of higher grade than vein widths indicated by the RC drill hole samples (see section 19.6 above). In this event, production costs per ounce will be lower because less tons are being mined, hauled and milled to produce the same number of ounces. However, the toll charge schedule of Golden Sunlight Mines (GSM) stipulate that ¼ of all gold recovered in excess of 0.1 opt is payable to GSM. This is illustrated in the table below.

Sensitivity of Net Project Revenue to Increased Grade

Table 15. Mineral Resource Sensitivity (Grade Variation)

Willie Proven Reserve
Base Case 66258 tons
Tonnage	66,258	60,000	55,000	50,000	45,000
Recovered Gold	12325	12325	12325	12325	12325
Recovered Grade	0.186	0.205	0.224	0.247	0.274

Mine Development Cost	$3,277	$3,277	$3,277	$3,277	$3,277
Mining Cost @ $20 per ton	$1,325	$1,200	$1,100	$1,000	$900
Backfill cost @ $10 per ton	$663	$600	$550	$500	$450
Mill Cost @ $18 per ton	1259	1140	1045	950	855
Trucking @ $25 per ton	$1,656	$1,500	$1,375	$1,250	$1,125
Total Expense	$8,180	$7,717	$7,347	$6,977	$6,607

Total revenue @ $1000 per ounce	12,325	12,325	12,325	12,325	12,325
Mill Premium for Au >0.1 opt	1,769	1,769	1,769	1,769	1,769
Royalties (5%) and Taxes (2.7%)	949	949	949	949	949

Net Revenue	$1,427	$1,890	$2,260	$2,630	$3,000

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CDM estimates mill operating costs at an on-site mill would be $34.26 per ton. If this cost was used instead of the GSM toll charge of $18 per ton plus 25% of all gold in excess of 0.1 opt, the following results would occur.

Table 16. Mineral Resource Sensitivity (On-site milling & Grade Variation)

Willie Proven Reserve with Dilution
Base Case 66258 tons
Tonnage	66,258	60,000	55,000	50,000	45,000
Recovered Gold	13325	13325	13325	13325	13325
Recovered Grade	0.201	0.222	0.242	0.267	0.296

Mine Development Cost	$3,277	$3,277	$3,277	$3,277	$3,277
Mining/Backfill Cost @ $30 per ton	$1,988	$1,800	$1,650	$1,500	$1,350
Mill Cost @ $34.26 per ton	$2,270	$2,056	$1,884	$1,713	$1,542
On site Trucking @ $2 per ton	$133	$120	$110	$100	$90
Total Expense	$7,667	$7,253	$6,921	$6,590	$6,259

	$13,32	$13,32	$13,32	$13,32	$13,32
Total revenue Gold @ $1,000	5	5	5	5	5
Royalties (5%) and Taxes (2.7%)	$1,026	$1,026	$1,026	$1,026	$1,026

Net Revenue	$4,632	$5,046	$5,378	$5,709	$6,040

An inferred resource of 552,427 tons grading 0.333 oz. Au/ton and containing 184,063 ounces has been estimated in the Nancy Hanks, Willie and Tostman underground areas. A comparison of the costs of toll milling at GSM vs an estimated on site operating milling cost of $43 per ton of ore for a tonnage of 552,427 tons grading 0.333 oz Au per ton at various prices of gold is provided in the following table.

Table 17. Mineral Resource Sensitivity (On-site Milling versus Toll Milling)

NH, W, T, Inferred Resource

Based on 552,427 tons
Grade 0.333 opt

Gold $ per ounce	800	1000	1023	1200	1400	1600	1800

000's of dollars
GSM Mill Cost @ $18 per
ton	9944	9944	9944	9944	9944	9944	9944
Trucking @ $25 per ton	$13,81	$13,81	$13,81	$13,81	$13,81	$13,81	$13,81
	1	1	1	1	1	1	1
	$22,06	$27,58	$28,21	$33,09	$38,61	$44,12	$49,64
Gold Cost	4	0	4	6	2	8	4

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	$45,81	$51,33	$51,96	$56,85	$62,36	$67,88	$73,39
Total Mill Cost GSM	8	4	9	0	6	2	8

On Site Mill Cost @	$18,92	$18,92	$18,92	$18,92	$18,92	$18,92	$18,92
$34.26	6	6	6	6	6	6	6
On-Site Truck Cost @ $2	1105	1105	1105	1105	1105	1105	1105
	$20,03	$20,03	$20,03	$20,03	$20,03	$20,03	$20,03
Total On-site Cost	1	1	1	1	1	1	1

Savings using on-site	$25,78	$31,30	$31,93	$36,81	$42,33	$47,85	$53,36
Mill	7	3	8	9	5	1	7

It is the opinion of CDM that all other known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues will have a minimal material effect on the estimate of mineral resources and mineral reserves.

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Section 18 Other Relevant Data and Information

Socioeconomic Aspects of Exploration and Development

There are no known issues with local communities or indigenous peoples. Granite County has a long exploration and mining history that began in the 1860s. The population and workforce of Granite County and surrounding area would benefit from the potential exploitation of the resources of the Garnet Gold Project. The proximity of the Garnet Ghost Town may present the only obstacle to development, however experience to date indicates that a very high level of co-operation has existed between the BLM (Operators of the Ghost Town) and Grant Hartford Corporation.

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Section 19 Additional Requirements for Technical Reports on Development Properties and Production Properties

A) Operations

1) Mining

Surface disturbance is limited to five acres in order to meet the criteria required to maintain the Small Miners Exclusion status. Underground mining is the obvious choice to minimize surface disturbance. Due to the relative low depth to ore that exists at both the Nancy Hanks and Willie deposits, ramp or decline access is most desirable as compared to the high capital and operating expenditures required for shaft access to the Garnet deposits.

Grant Hartford Corporation requested an updated underground development and mining proposal from mining contractor Small Mine Development LLC (SMD) of Boise, Idaho. SMD proposed 12 foot by 12 foot development headings including 2,731 feet of decline, 636 feet of lateral headings and 341 feet of ventilation raising, all in waste. Lateral development (12’x12’ and 10’10’) in ore would total 1,451 feet (yielding 16,710 tons of ore) leaving 49,548 tons of ore to be mined. A mechanized cut and fill method would be used, utilizing 30 foot vertical cuts, drilling downholes with mechanized drill. Ore would be mucked by rubber tired LHD units equipped with remote control. Waste rock previously hauled to surface from the development headings would be back-hauled to fill the excavated stopes.

The SMD proposal, (Appendix G) was costed at $6,063,370, including development, mining 66,258 tons and backfilling with waste. The total mining cost per ton was $91.51. CDM considers the proposal by SMD to be a “hard dollar” quotation for the development and mining of the Willie deposit as defined by drilling at the end of 2010. It is the opinion of CDM that the prices submitted by SMD are competitive with

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pricing obtained from other mining contractors, and that the prices can be relied upon because they were received from a company with a long record of dependable performance as a mining contractor

2) Process Description

Coarse Ore Handling / Primary Crushing (PFD 505-100):
The run of mine (ROM) ore between 250 and 300 tons per day (tpd) less than 24” in size will be transported to and discharged directly into the crusher feed hopper or stored in a stockpile area adjacent to the feed hopper. At the bottom of the feed hopper a vibrating grizzly which will remove any particles that are < 2” in size and feed oversize ROM ore into a 24” x 36” jaw crusher.

The jaw crusher will crush the ore to a size < 2” in size. The combined ore from the vibrating grizzly underflow and the crusher product are collected on a belt and conveyed to a coarse ore storage pile. The coarse ore storage allow up to one days mill processing capacity.

Coarse ore is fed from the storage onto a belt that feeds a vibrating sizing screen prior to Fine Crushing.

Secondary / Fine Crushing (PFD 505-100):
The coarse ore is sent to a 4’x 12’ double deck vibrating sizing screen. The top deck screen has a ¾” wire mesh and the bottom deck screen has a 3/8” wire mesh. Ore passing the 3/8” screen is conveyed directly to a fine ore storage bin. The +¾ ” ore is discharged into a 3’ dia. “Standard” cone crusher where it is crushed to minus ¾” (19 mm). The product from this “Standard” crusher is conveyed to a second 3’ dia. “Shorthead” cone crusher. This “Shorthead” crusher produces a product of - 3/8” (9 mm). All the crusher products recirculate back to the vibrating screen to allow separation until a - 3/8” (9 mm) product can pass through the bottom screen. All the - 3/8” (9 mm) product is then transferred to the fine ore bin which has capacity to store 8 hours of production. The ore from the fine ore bin feeds onto a feeder belt which discharges into the ball mill feed hopper.

Ball Mill Grinding (PFD 505-101):
The fine ore is combined with water, reagents and oversize recycled ore slurry and metered into a 8’ x 9’ball mill. The ore is ground to a size of 180 micron. Typically, 65% solids and 40% ball charge are used. The mill will utilize charge of balls between 1.5 and 3” in diameter as a grinding media.

After grinding, the ore slurry is pumped to cyclone/s to size the material for further processing. Coarse underflow from the cyclones is sent back to the ball mill hopper for further grinding. A typical calculated re-circulating load for the ball mill is 150%. Ball mill product is pumped to Cyclone Separation where a split reports to Gravity Separation and Bulk flotation for metal recovery.

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Cyclone Separation (PFD 505-101):
Two types of cyclones will be used. Flat- bottom cyclones will be used to provide a coarser feed to the Gravity Separation circuit while a more conventional 26” G max type cyclone will be used to produce the feed to the flotation circuit. The underflow from both types of cyclones is returned to the ball mill hopper for further grinding.

The size separation for the conventional cyclones is a product that is minus 100 mesh (150 microns). The flat- bottom cyclones size separation will be set at 50 mesh (300 microns).

Gravity Concentration (PFD505-102):
Gravity Separation / Concentration will utilize “Knelson” equipment. The Knelson Separation / Concentrator utilizes high centrifugal forces to separate high- density particles, which tends to concentrate any coarse gold present. The Knelson Separation/ Concentrator is a batch process that operates for a time required to fill a capture basin which then requires a period to remove the product from the catch basin. This process is then repeated as often as necessary to maintain pace with the rest of the operation. The concentrate product from the Knelson Separation / Concentrator is stored and when sufficient product is available, is processed through a secondary gravity separation process utilizing “Gravity” (Gemini) table. Tailing from the gravity separation/concentrator are returned to the ball mill discharge chute for recycled to the cyclones for enhanced recovery.

Bulk Flotation (PFD 505-103):

A portion of the cyclone product slurry is pumped to a flotation conditioning tank where reagents are added before being pumped to the bulk flotation (4 - 100 ft3 cells). The products from the bulk flotation are a concentrate calculated at 2.6% of feed by dry weight and a tails calculated at 97.4% of feed by dry weight. Both the concentrate and the tails containing 30% – 40% solids are pumped as a slurry to separate thickeners for initial solid / liquid settling / separation. The thickened product containing 60% - 65% solids.

Each thickened product concentrate or tails is pumped to a disc filter for further dewatering to provide a product that can be conveyed of transferred via mechanical means. The moisture content of these products would be < 15%.

Fire Refining (PFD 505-104):
The gravity and bulk concentrates are collected and stored for fire refining. The nominal production that could be fire refined would be 500 to 1000 lbs per day. The concentrates are mixed with flux and smelted in a refining furnace to produce a “doré” metal. Trace amounts of impurities will remain and therefore, the “doré” bars must be sent to a refinery for further processing. This option needs to be reviewed to determine if a refining area needs to be designed for the processing plant.

Tailing Disposal:
Initial calculations estimated that a 5 acre remote (1 mile away) tailing disposal site would be utilized. It is envisioned that this site would be used for any borrow required for the processing site, which would add to the volume available at this disposal area.

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B) Recoverability

Tests conducted on the individual composites show that 96% of the gold reported in combined Knelson gravity/bulk sulfide flotation concentrates. Approximately 40% of the total Au reported to the Knelson concentrate.

Results show that 91% of the Au from the Willie sample and 96% of the gold from the Nancy Hanks sample was extracted after 48 hours.

A full description of the test work by Dawson Metallurgical Laboratories is available in Appendix B, C, and D.

C) Markets

Dore:

Dore Gold bullion contains at least 50% of its weight in gold. Fine gold bullion contains >92.5% weight of gold. Depending on the gold content, dore / gold bullion is either sold directly if over 99.9% gold or refined to remove any other metals ie: silver, copper, lead, antimony. There are any number of refineries that will accept gold bullion, including Johnson Matthey and Gannon & Scott.

Flotation Concentrates (9.8 tpd, 6.5 opt):
Float concentrates are salable to a smelter in need of fuel source primarily sulfur. This may provide more value than the gold content, however gold being a pay metal would be considered for payment.

Gravity Tails (9.8 tpd, 3opt):
Gravity tails would be similar to the flotation concentrates with lower gold content after additional free / nugget gold recovery.

Gravity Concentrates (0.10 tpd, 449 opt):
Gravity concentrates being very low volume would be salable to a precious metal refinery. This product would be better suited to be processed internally provided the sulfur, lead, arsenic, and cadmium content is low so as to not require special permitting

Flotation Tails (241 tpd, 0.134 opt):
Flotation tailings would normally be destined for storage in a impoundment designed for long term storage with plans for closure in the future. Unless the tailings contain sufficient payable metals for sale or other value added contents ie: SiO2, or S that would make it usable as a consumable or reagent in a smelting operation.

D) Contracts

Depending on the level of concentration of the material for sale, different companies, plants, processes will be involved.

Companies or plants that would accept metal bearing material may include:

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·	Mines and mills – process ore to produce a concentrate for further sale or processing
·	Smelters (integrated with mines, mills) – process concentrate as extension of ore processing
·	Smelters (custom) – separate purchase and process of metal bearing materials
·	Refineries – (integrated or custom) depending on process and location.
·	Brokers, agents – provide middle man services from seller to processing.

Contract terms and conditions can vary tremendously for the same material offered to different smelters / refineries. The primary focus of most contracts is the treatment charge. Driven by competition for the materials treatment charges are heavily influenced by the cost and availability of worldwide competition. Items that impact the treatment charges include:

·	Metal prices
·	Currency exchange rates
·	Grade and quality of material
·	Freight, shipping
·	Size and regularity of shipment of materials.
·	Plant operating costs
·	Fuel and power costs
·	Metal loss inherent in operations

Typical contract terms will contain the following elements based on the above referenced items:

·	Payment terms
·	Payable metals – Au, Ag, Cu, Pt, Pa
·	Metal prices based on LME, Handy Harman, Metals Week etc
·	Inherent metal loss %
·	Recovery based on quality, quantity
·	Value added materials ie: S, C, Sio2, CaO etc

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·	Deducts
·	Non pay metals - Sb, Zn, Pb
·	Penalty Metals - As, Cd
·	Moisture weight
·	Dunnage weight
·	Treatment charges based on
·	O&M plant costs ie: labor, fuel, power, etc
·	Freight
·	Cunsulting, shipping reps etc.

Products for consideration at Garnet include the following:

·	Gold Bullion Dore: (78 oz Au per day, 990 fine)
·	Flotation Concentrates (9.8 tpd, 6.5 opt):
·	Gravity Concentrates (0.10 tpd, 449 opt):
·	Gravity Tails (9.8 tpd, 3opt):
·	Flotation Tails (241 tpd, 0.134 opt)

E) Environmental Considerations

Three environmental protection laws may relate to mining and milling activities undertaken by Grant Hartford Corp (GHC) at the Garnet properties: the Metal Mine Reclamation Act (MMRA) found at 82-4-301 et al., the Water Quality Act (WQA) found at 75-5-101 et al., and the Air Quality Act (AQA) found at 75-2-101 et al. MCA. These three acts are administered by three different bureaus in the Department of Environmental Quality (DEQ), the Environmental Management Bureau (EMB), the Water Protection Bureau (WPB) and the Air Resources Management Bureau (ARMB), respectively.

The MMRA regulates mining activity and mine reclamation under three possible authorities:

·

The Small Miners Exclusion Statement (SMES) allows a miner to exclude himself from the permitting requirements of the MMRA by certifying that he will disturb not more than 5 acres at each of two allowable sites, which must be separated by at least one mile. The DEQ is obliged to regulate and bond the operation, construction, and reclamation of tailing impoundments associated with small mines.

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·

The Exploration License (EL) permits an operator to conduct surface and underground mineral exploration. All activities related to mineral exploration, that disturb the surface of the earth, including roads, drill pads, mine openings and waste rock dumps are regulated and bonded for reclamation under an Exploration License. The Exploration License provides for two additional approvals:

·

A 10,000 ton bulk sample may be mined under an exploration license, without the need file an SMES or obtain an Operating Permit (see below). The 10,000 tons refers to 10,000 short tons of ore. A bulk sample is allowed per each mine complex.

·	A discharge of mine water to groundwater may be authorized by the EMB under an Exploration License to facilitate mineral exploration.
·

An Operating Permit (OP) authorizes the mining and milling of minerals without acreage or tonnage restrictions. Smelting and refining are not regulated. All activities must be permitted and bonded for reclamation. The permitting process can be rigorous requiring detailed mining and reclamation plans and a description of all the physical and environmental, and several of the social science concerns related to the operation.

·	Discharges of mine water to ground water can be authorized under an Operating Permit.

The WQA regulates discharges to surface and groundwater that are not authorized under the MMRA. The application process is moderately rigorous and can be time consuming.

·	MPDES permits regulate discharges to surface water.
·	MGWPCS permits regulate discharges to ground water.

The AQA regulates discharges of airborne pollutants to from milling, smelting and refining facilities. AQ permits are required if a facility discharges airborne lead in an amount greater than 5 tons per year; is a mineral crusher or mineral screen that discharges more than 15 tons per year; or has the potential to discharge more than 25 tons of any airborne pollutant per year. Most mills fail to rise to the regulatory thresholds.

GHC has filed an SMES for one site and has an EL for surface drilling. The following near term permits and approvals must be secured to begin mining and milling within the constraints of the SMES and EL.

·	Approval to construct an SMES tailing pond.
·	Approval to mine a bulk sample at the Willie or Nancy Hanks under the EL.
·	Approval to discharge to groundwater at the Willie and or the Nancy Hanks under the EL.

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In the long term, GHC must seek to obtain an Operating Permit for the entire complex.

The following matrix summarizes the regulation of mining and water discharges discussed above and estimates the time required to obtain permits and approvals from the date of submittal, within the context of GHC properties.

Table 18. Mining Regulation Summary

	Applicability	Permitting Time Required	Water Discharge	Bonding
SMES	two – 5 acre sites	N/A	No	No
	Tailing pond	2 – 6 months	No	Yes
EL	Surface disturbance of mineral exploration	1-4 weeks	No	Yes
	Discharge to groundwater	2 –6 months	Groundwater	Yes
	10,000 T bulk sample	1 – 6 months	No	Yes
OP	All mine & mill facilities	1 – 3 years	Groundwater	Yes
MPDES	Discharge to surface water	1 – 3 years	Surface water	No
MGWPCS	Discharge to ground water	1 – 3 years	Groundwater	No

F) Taxes

Montana Mining Taxes
Income Tax – All corporations are subject to a corporation license tax of 6.75% of net income apportioned to Montana as defined for Federal tax purpose. Deductions are allowed for depletion, but not for federal, state or foreign taxes paid.

Sales Tax: There is no general sales tax or use taxes in Montana

Property Taxes: There are 12 classes for assessment purposes – 6 are pertinent to the mining industry.

Class 1: The annual net proceeds of all mines and mining claims except bentonite, coal and metal mines. (i.e. does not apply to GHC)

Class 2: The annual gross proceeds of metal mines, valuation of metal mines is 3% of annual gross proceeds. Gross proceeds for property taxes (Class 2) is the same as Gross Value for the Metal Mines License Tax.

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Class 3: Unproductive mining claims (pat claims only) outside of cities and towns are valued as if they are agricultural grazing lands. Rates in 2007 averaged (for assessed value) $53.68 per acre.

Class 4: Land and Buildings (including mine facilities, non-portable mills) taxable valuation is 3.14% of market value minus 14.20 exemption for commercial property.

Class 5: Air and water pollution control equipment – taxable valuation is 3%

Class 8: All mining machinery, portable mills, equipment, tools etc., except those in Class 5: taxation valuation is 3% of market value.

In Granite County, the mill rate is approx. 514 mills ($514 per $1000 of taxable valuation).

Metal Mines License Tax Mining operations in which metals or gems are produced are subject to a license tax on the “gross value of the product”. For gold and silver in dore shipped to a refinery is subject to the following rates.

First $250,000 of Gross Value		Tax is 0%

Over $250,000	Tax is 1.60%

For concentrates:

First $250,000 Tax is 0%

Over $250,000	Tax is 1.81%

The Gross Value is defined as receipts from trader, smelter, roaster or refinery for metal or concentrates less transportation, demurrage, storage expense, and penalties.

Resource Indemnity and Ground Water Assessment Tax (RIGWAT) Those subject to Metal Mines License Tax are exempt.

Summary:
Property taxes are payable to the County on land, building and equipment to the County at the rate of approx. 514 mills (0.514) of the taxable valuation. Taxable valuation is approx. 3% of market value of assets plus 1.6% of net receipts for dore sold and 1.8% of net receipts of concentrate sold.

Metal Mines License Tax is payable at rate of 1.6% on net receipts of dore sold and 1.8% of net receipts of concentrate sold.

Rough calculation of average taxes on production is County 1%, 0 State 1.7%.

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G) Capital and Operating Cost Estimates

Capital and operating cost estimates have been developed for mining and milling activities.

Capital and Operating Cost Estimates for mining were derived from quotations received from mining contractors. The mine development costs (capital) at the Willie deposit (deposit defined as of the date of this report) is estimated to be $3,277,000. Stoping Costs (mine operating) are estimated to be $25 per ton.

Mill operating costs at a toll mill (GSM) were estimated by reference to the milling charges schedule presented by GSM for milling at their Whitehall, MT mill. They are comprised of a flat fee of $19 per ton plus 25% of all recovered gold in excess of 0.1 opt. Trucking charges of $27 per ton from Garnet to Whitehall were estimated based on a quotation from a trucking contractor.

The capital and operational cost estimates for an on-site mill are included in the following tables.

Table 19. Mill Capital Cost Estimate

250-300 TPD Mill – Preliminary Capital Cost Estimate EQUIPMENT
Crushing, Screening, Fine Ore Storage	$1,166,000

Grinding, Classifying	$806,000

Gravity Separation, Flotation	$460,000

Concentration	$80,000

Refining	$407,000

Tailings	$557,200

Misc, Reagents, Lab	$1,119,600

TOTAL EQUIPMENT COST	$4,595,800

CONSTRUCTION

Concrete	$750,000

Electrical	$350,000

Mechanical	$650,000

Instrumentation	$250,000

Civil	$150,000

TOTAL CONSTRUCTION COST	$2,150,000

10% Contingency	$674,580

TOTAL	$7,420,380

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Table 20. Mill Annual O&M Cost Estimate

250 - 300 TPD Mill – Preliminary Annual O&M Cost

75,000 ton per year basis
Maintenance labor, supervision and other overhead not included.

	Total	Cost/ton	%

Labor - Operations	$1,407,175	$18.76	54.8

Materials - Reagents, Supplies	$198,135	$2.64	7.7

Materials - Repair	$116,000	$1.55	4.5

Power	$848,517	$11.31	33.0

Total	$2,569,827	$34.26	100

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Section 20 Interpretations and Conclusions

1)     CDM has prepared the following resource estimate for the Garnet Project as of January 15, 2011. Quantities are included in the following tables.

Table 21. Mineral Resources/Reserves – All Categories
Sub-Area	Category	Tons	Ounces	Oz/ton
Nancy Hanks (S)	M & Ind	12,619,440	289,705	0.023
Dewey (S)	M & Ind	1,996,606	47,759	0.024
Shamrock (S)	M & Ind	3,666,663	133,636	0.036
International (S)	M & Ind	5,445,223	210,647	0.039
Nancy Hanks (U*)	M & Ind	195,909	49,706	0.254
Nancy Hanks (U)	Inferred	475,781	92,113	0.194
Marble (U*)	M & Ind	8,667	2,692	0.311
Marble (U)	Inferred	591	122	0.206
Tostman	Inferred	143,545	25,407	0.177
Willie	Inferred	13,384	7,395	0.553
Willie	Proven	55,874	13,694	0.245
Totals	All Categories	23,932,068	820,478	0.034

The following table is provided as a guide to the classification of contained ounces in the above listed tonnages and should be read in conjunction with and reference to the above table.

Table 22. Contained Ounces

	Resources		Reserves
	Measured & Indicated	Inferred	Proven	Probable
Nancy Hanks (S)	289,705
Nancy Hanks (U*)	49,706	92,113
Dewey (S)	47,759
Shamrock (S)	133,636
International (S)	210,647
Marble (U*)	2,692	122
Tostman (U)		25,407
Willie (U)		7,395	13,694
Totals	681,747	125,037	13,694
S – Surface accessible U – underground accessible, U* included in Surface Quantities

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2)

Overall, the data obtained from the 2008, 2009 and 2010 GHC exploration programs appears reliable. The exploration and drilling procedures were completed to industry standards. No drilling, sampling, or sample handling factors were observed that could materially affect the accuracy and reliability of the results. Reviews of data, including random selection of more than 10% of the drill hole/assay records found zero errors. The drilling of a twin RC hole in the presence of, and under the supervision of, a CDM geologist showed consistency of results between adjacent holes. Assay results from core holes (4) drilled in close proximity to previously drilled RC holes were not inconsistent with the assay results from the RC holes.

3)	A check of the data obtained from the Pegasus exploration program, including the drilling of twin holes by GHC confirmed this historical data.

4)

The 2008, 2009 and 2010 RC drilling programs have been successful in further defining the mineralized structures. Additional drilling of the known deposits will increase the confidence of the resource estimates and improve the classification level of the resources. Drilling of other known mineralized zones may identify other deposits.

5)

Exploration of the entire contact zone of the Garnet Stock with the country rock, in overburden covered areas, should be undertaken as further exploration could lead to the discovery of additional ore deposits.

6)	There is a good potential to increase the resource base at the Garnet Project Deposits as:
·	All of the mineralized vein systems are open at depth.
·	Several of the vein systems are open along strike in at least one direction.
·	Overburden covered areas of the contact zone and contact aureole could contain other deposits.
7)

The economics of projected development of the Garnet Project gold deposits will be very sensitive to the price of gold and to the proving of additional resources/reserves through continued exploration.

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Section 21 Recommendations

CDM recommends the continuation of the exploration drill program to upgrade the inferred resources to the Measured and Indicated categories.

Core drilling into each of the areas with resources is recommended such that rock quality information for mine design is obtained. Core drilling will also provide more accurate information on the boundaries of the ore, the ore thickness, and the grade of that thickness.

Drilling on-strike and down-dip of known resources and reserves should be conducted to possibly enlarge the ore quantities that can be accessed by proposed underground ramp and development excavations such that development costs can be written off over larger ore quantities thus lowering projected development costs per ton.

Areas immediately adjacent to the zones containing the underground resources and reserves should be drilled to determine the feasibility of mining more than one deposit from ramps already proposed for adjacent deposits to again enable development costs to be written off over larger ore quantities thus lowering projected development costs per ton.

Drilling should be conducted in other areas of known mineralization, and in areas where mineralization is discovered, to maximize mineral resources and reserves quantities.

Economic viability of the known portions of the Willie underground deposits was proven, based on contract mining and trucking of ore for toll milling at one of two mills in Montana that accept outside mill feed. An increase in the resource/reserve quantities of sufficient size will justify the capital expense of construction of an on-site mill will lower the per-ton milling and trucking costs. It is recommended that the continued exploration and development of the Garnet Gold Project should be focused on this objective in order to maximize the profitability of the project.

CDM recommends the development and filing of an operating plan with the DEQ as soon as practical such that the 5 acre limitation on surface disturbance under the SMES can be eliminated.

CDM recommends continuation of the Quality Assurance/Quality Control programs utilized by Grant Hartford Corporation including the policy instituted in late 2009 of verification of a minimum of 1 in 20 of the Mount Powell sample assays at an ALS Chemex certified laboratory.

CDM recommends the use of a full assay ton charge weight for gold fire assaying of samples from the Garnet Gold Project or the re-assay of all samples containing economically significant quantities of gold. This policy will aid in over-coming the “nugget effect” of coarse gold in samples submitted for assay.

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Section 22 References

Brenner, R.L., 1964, Geology of Lubrecht Experimental Forest: University of Montana Masters Thesis

Kauffman, M.E., 1963, Geology of the Garnet-Bearmouth Area, Western MT: Montana Bureau of Mines and Geology, Memoir 39

Pardee, J.T., 1918, Ore deposits of the northwestern part of the Garnet Range, Montana : United States Geological Survey, Bulletin 660, p. 159-239

Sears, J.W., 1989, Geology of the Garnet Range in the Garnet-Coloma area: Garnet Mining Corporation, Internal Report

Stout, K., 1991, Independent valuation of exploration assets of Garnet companies in the Garnet- Copper Cliff regions of Montana: Garnet Mining Corporation, Internal Report

Wilkie, K.M., 1986, The Geology of the Garnet-Coloma area, Garnet Range, Montana: Iowa State University Masters Thesis

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Section 23 Certificates of Author

The original document contains the certificate of author for the following individuals: Mr. Joe Bardswich – Primary Author and PEng

Mr. Bob Vince – Contributing Author and P. G.

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Certificate of Author

I, Lloyd Joseph Bardswich, do hereby certify that:

1. I am self employed as a mining consultant, with office located at 571 Cedar Hills Road, Whitehall, MT 59759
2. I graduated from McGill University, Montreal, Canada with the degree of M. Eng. (Mining) in June, 1970.
3. I am a member of Professional Engineers Ontario and registered as a Professional Engineer (P. Eng.) in Ontario (#2357010).
4. I am a life member of the Canadian Institute of Mining & Metallurgy (#89744).
5. I have worked as a mining engineer in the mining and heavy civil industries in the United States, Canada, Europe and Africa for a period of 40 years since my graduation from McGill University.
6. I am responsible for sections 1 -5, 8-17, and 19-23, of this Technical Report (Form 43-101), The Grant-Hartford Corporation, Garnet Mine and Mill Project, Garnet, MT
7. I have not had prior involvement with the Garnet property which is the subject of this report.
8. I am independent of Grant Hartford Corporation although I have previously performed services for Grant Hartford Corporation as an independent consultant to CDM Inc. on a fee basis in relation to the Garnet property.
9. As of the date of this certificate, to the best of my knowledge, information and belief, this report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

Dated this 24th day of Jan, 2010.

Lloyd Joseph Bardswich, M.Eng. (Mining)